As filed with the Securities and Exchange Commission on February 1, 2002.
                                                      File No. 333-_____
                                                               811-07467
------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM N-4

           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 [x]
                        Post Effective Amendment No. [ ]
                        Pre Effective Amendment No. []

                                     and/or

       REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 [x]
                                Amendment No. 32

                        (Check appropriate box or boxes)

              ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A
                           (Exact Name of Registrant)

                       ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                               (Name of Depositor)

                               ONE ALLSTATE DRIVE
                                  P.O. BOX 9095
                          FARMINGVILLE, NEW YORK 11738
                                  516/451-5300
         (Address and Telephone number of Depositor's Principal Offices)

                               MICHAEL J. VELOTTA
                  VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL

                                3100 SANDERS ROAD
                           NORTHBROOK, ILLINOIS 60062
                                  847-402-2400
       (Name, Complete Address and Telephone Number of Agent For Service)


                        Copies of all communications to:

Joseph P. Rath, Esquire                     Joanne M. Derrig, Esquire
Brickler & Eckler LLP                       ALFS, Inc.
100 South Third Street                      3100 Sanders Road, Suite J5B
Columbus, OH 43215                          Northbrook, IL 60062



Date of proposed public offering: As soon as practicable after the effective date of the Registration Statement.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Title of Securities Being Registered: Units of interest in the Allstate Life of New York Separate Account A under deferred variable annuity contracts.

                      THE AIM [LIFETIME] VARIABLE ANNUITY SERIES
                        (AIM Lifetime America ClassicSM
                         AIM Lifetime America RegalSM
                         AIM Lifetime America FreedomSM)



Allstate Life Insurance Company of New York        Prospectus dated May 1, 2002
P.O. Box 94038
Palatine, IL 60094-4038
Telephone Number: 1-800-692-4682


--------------------------------------------------------------------------------

Allstate Life Insurance Company of New York ("Allstate New York", "we", or "us") is offering the following group flexible premium deferred variable annuity contracts ("CONTRACT" or "OPTION"). Contract or Option as used in this prospectus refers to one of the following 3 variable annuity options

o        AIM Lifetime America ClassicSM
o        AIM Lifetime America RegalSM
o        AIM Lifetime America FreedomSM

All three of these Options are available to you.

This prospectus contains information about the Contract that you should know before investing. Please keep it for future reference.


The Contract currently offers several investment alternatives ("INVESTMENT ALTERNATIVES"). The investment alternatives include up to 3 fixed account options ("FIXED ACCOUNT OPTIONS"), and 18 variable sub-accounts ("VARIABLE SUB-ACCOUNTS") of the Allstate Life Insurance Company of New York Separate Account A ("VARIABLE ACCOUNT"). Each Variable Sub-Account invests exclusively in shares of one of the following funds ("FUNDS") of AIM Variable Insurance Funds:


 . AIM V.I. Aggressive Growth Fund         . AIM V.I. Global Utilities Fund
 . AIM V.I. Balanced Fund                  . AIM V.I. Government Securities Fund
 . AIM V.I  Basic Value Fund               . AIM V.I. Growth Fund
 . AIM V.I. Blue Chip Fund                 . AIM V.I. Core Growth Fund*
 . AIM V.I. Capital Appreciation Fund      . AIM V.I. High Yield Fund
 . AIM V.I. Capital Development Fund       . AIM V.I. International Growth Fund**
 . AIM V.I. Dent Demographic Trends Fund   . AIM V.I. Mid Cap Core Equity Fund***
 . AIM V.I. Diversified Income Fund        . AIM V.I. Money Market Fund
                                          . AIM V.I. New Technology Fund
                                          . AIM V.I. Premier Equity Fund****

* Effective May 1, 2002, the Fund changed its name from AIM V.I. Growth and Income Fund to AIM V.I. Core Growth Fund. We have made a corresponding change in the name of the Variable Sub-Account that invests in that Fund. These changes will not affect the fund objectives or how they are managed.

** Effective May 1, 2002, the Fund changed its name from AIM V.I. International Equity Fund to AIM V.I. International Growth Fund. We have made a corresponding change in the name of the Variable Sub-Account that invests in that Fund. These changes will not affect the fund objectives or how they are managed.

*** Effective May 1, 2002, the Fund changed its name from AIM V.I. Mid Cap Equity Fund to AIM V.I. Mid Cap Core Equity Fund. We have made a corresponding change in the name of the Variable Sub-Account that invests in that Fund. These changes will not affect the fund objectives or how they are managed.

***** Effective May 1, 2002, the Fund changed its name from AIM V.I. Value Fund to AIM V.I. Premier Equity Fund. We have made a corresponding change in the name of the Variable Sub-Account that invests in that Fund. These changes will not affect the fund objectives or how they are managed.




----------------

Each Fund has multiple investment portfolios ("PORTFOLIOS"). Not all of the Funds and/or Portfolios, however, may be available with your Contract. You should check with your representative for further information on the availability of Funds and/or Portfolios. Your annuity application will list all available Portfolios.


Allstate New York has filed a Statement of Additional Information, dated May 1, 2002, with the Securities and Exchange Commission ("SEC"). It contains more information about the Contract and is incorporated herein by reference, which means it is legally a part of this prospectus. Its table of contents appears on page C-1 of this prospectus. For a free copy, please write or call us at the address or telephone number above, or go to the SEC's Web site (http://www.sec.gov). You can find other information and documents about us, including documents that are legally part of this prospectus, at the SEC's Web site.

--------------------------------------------------------------------------------

                   THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THE SECURITIES DESCRIBED IN THIS PROSPECTUS, NOR HAS IT PASSED ON THE ACCURACY OR THE ADEQUACY OF THIS PROSPECTUS. ANYONE WHO TELLS YOU OTHERWISE IS COMMITTING A FEDERAL CRIME.

    IMPORTANT      THE CONTRACTS MAY BE DISTRIBUTED THROUGH BROKER-DEALERS THAT
     NOTICES       HAVE RELATIONSHIPS WITH BANKS OR OTHER FINANCIAL

                   INSTITUTIONS OR BY EMPLOYEES OF SUCH BANKS. HOWEVER, THE CONTRACTS ARE NOT DEPOSITS, OR OBLIGATIONS OF, OR GUARANTEED BY SUCH INSTITUTIONS OR ANY FEDERAL REGULATORY AGENCY. INVESTMENT IN THE CONTRACTS INVOLVES INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL. THE CONTRACTS ARE AVAILABLE ONLY IN NEW YORK.


TABLE OF CONTENTS
-------------------------------------------------------------------



                                                                            Page

----------------------------------------------------------------------------
Overview
----------------------------------------------------------------------------
   Important Terms
----------------------------------------------------------------------------
   Overview of Contracts
----------------------------------------------------------------------------
   The Contract At A Glance
----------------------------------------------------------------------------
   How the Contract Works
----------------------------------------------------------------------------
   Expense Table
----------------------------------------------------------------------------
   Financial Information
----------------------------------------------------------------------------
Contract Features
----------------------------------------------------------------------------
   The Contract
----------------------------------------------------------------------------
   Purchases
----------------------------------------------------------------------------
   Contract Value
----------------------------------------------------------------------------
   Investment Alternatives
----------------------------------------------------------------------------
      The Variable Sub-Accounts
----------------------------------------------------------------------------
      The Fixed Account Options
----------------------------------------------------------------------------
      Transfers
----------------------------------------------------------------------------
   Expenses
----------------------------------------------------------------------------
   Access To Your Money
----------------------------------------------------------------------------
   Income Payments
----------------------------------------------------------------------------
   Death Benefits
----------------------------------------------------------------------------
Other Information
----------------------------------------------------------------------------
   More Information:
----------------------------------------------------------------------------
       Allstate New York
----------------------------------------------------------------------------
      The Variable Account
----------------------------------------------------------------------------
      The Portfolios
----------------------------------------------------------------------------
      The Contract
----------------------------------------------------------------------------
      Qualified Plans
----------------------------------------------------------------------------
      Legal Matters
----------------------------------------------------------------------------
   Taxes
----------------------------------------------------------------------------
   Annual Reports and Other Documents
----------------------------------------------------------------------------
   Experts
----------------------------------------------------------------------------
   Performance Information
----------------------------------------------------------------------------
Comparison of the Contract Options                                       A-1
-----------------------------------------------------------------------------
Statement of Additional Information Table of Contents                    C-1
----------------------------------------------------------------------------

IMPORTANT TERMS
-------------------------------------------------------------------

THIS PROSPECTUS USES A NUMBER OF IMPORTANT TERMS THAT YOU MAY NOT BE FAMILIAR WITH. THE INDEX BELOW IDENTIFIES THE PAGE THAT DESCRIBES EACH TERM. THE FIRST USE OF EACH TERM IN THIS PROSPECTUS APPEARS IN HIGHLIGHTS.



                                                                            Page

--------------------------------------------------------------------------------
   Accumulation Phase
--------------------------------------------------------------------------------
   Accumulation Unit
--------------------------------------------------------------------------------
   Accumulation Unit Value
--------------------------------------------------------------------------------
   Allstate New York ("We" or "Us")
--------------------------------------------------------------------------------
   Anniversary Values
--------------------------------------------------------------------------------
   Annuitant
-------------------------------------------------------------------------------
   Automatic Additions Plan
--------------------------------------------------------------------------------
   Automatic Portfolio Rebalancing Program
--------------------------------------------------------------------------------
   Beneficiary
--------------------------------------------------------------------------------
   Cancellation Period
--------------------------------------------------------------------------------
   Contingent Beneficiary
--------------------------------------------------------------------------------
  *Contract
--------------------------------------------------------------------------------
   Contract Anniversary
--------------------------------------------------------------------------------
   Contract Owner ("You")
--------------------------------------------------------------------------------
   Contract Value
--------------------------------------------------------------------------------
   Contract Year
--------------------------------------------------------------------------------
   Death Benefit Anniversary
--------------------------------------------------------------------------------
   Death Benefit Earnings
--------------------------------------------------------------------------------
   Dollar Cost Averaging Program
--------------------------------------------------------------------------------
   Due Proof of Death
--------------------------------------------------------------------------------
   Enhanced Death Benefit Rider
--------------------------------------------------------------------------------
   Excess-of-Earnings Withdrawal
--------------------------------------------------------------------------------
   Fixed Account Options
--------------------------------------------------------------------------------
   Funds
--------------------------------------------------------------------------------
   Guarantee Periods
--------------------------------------------------------------------------------
   Guaranteed Income Benefit
--------------------------------------------------------------------------------
   Income Base
--------------------------------------------------------------------------------
   Income Plan
--------------------------------------------------------------------------------
   Investment Alternatives
--------------------------------------------------------------------------------
   Issue Date
--------------------------------------------------------------------------------
   Payout Phase
--------------------------------------------------------------------------------
   Payout Start Date
--------------------------------------------------------------------------------
   Preferred Withdrawal Amount
 -------------------------------------------------------------------------------
   Primary Beneficiary
--------------------------------------------------------------------------------
   Qualified Contracts
--------------------------------------------------------------------------------
   Rider Date
--------------------------------------------------------------------------------
   SEC
--------------------------------------------------------------------------------
   Settlement Value
--------------------------------------------------------------------------------
   Systematic Withdrawal Program
--------------------------------------------------------------------------------
   Valuation Date
--------------------------------------------------------------------------------
   Variable Account
--------------------------------------------------------------------------------
   Variable Sub-Account
--------------------------------------------------------------------------------



*The AIM Lifetime Variable Annuities are available only as group Contracts. We will issue you a Certificate that represents your ownership and that summarizes the provisions of the group Contracts. References to "Contract" in this prospectus include all three options listed on the cover page of this prospectus, unless otherwise noted. However, we administer each Contract separately.

OVERVIEW OF THE OPTIONS

The Contracts offer many of the same basic features and benefits. They differ with respect to the charges imposed, as follows:


o The AIM Lifetime America ClassicSM has a mortality and expense risk charge of 1.20%, an administrative charge of 0.10%, and a withdrawal charge of up to 7% with a 7-year withdrawal charge period.

o The AIM Lifetime America RegalSM has a mortality and expense risk charge of 1.35%, an administrative charge of 0.10%, and a withdrawal charge of up to 7% with a 3-year withdrawal charge period.


o The AIM Lifetime America FreedomSM has a mortality and expense risk charge of 1.40%, an administrative charge of 0.10%, and no withdrawal charge.

Other differences among the Options relate to available withdrawal charge waivers. For side-by-side comparison of these differences, please turn to Appendix A of this prospectus.

THE CONTRACT AT A GLANCE
-------------------------------------------------------------------

THE FOLLOWING IS A SNAPSHOT OF THE CONTRACT. PLEASE READ THE REMAINDER OF THIS PROSPECTUS FOR MORE INFORMATION.

-------------------------------------------------------------------------------

FLEXIBLE PAYMENTS

You can purchase a Contract with as little as $10,000 ($10,000 for "QUALIFIED CONTRACTS", which are Contracts issued within QUALIFIED PLANS). You can add to your Contract as often and as much as you like, but each payment must be at least $500 ($100 for automatic purchase payments to the variable investment options). You must maintain a minimum account size of $1,000.


-------------------------------------------------------------------------------
RIGHT TO CANCEL


You may cancel your Contract within 10 days after receipt (pursuant to New York law, 60 days if you are exchanging another annuity contract for one described in this prospectus) ("CANCELLATION PERIOD"). Upon cancellation, as permitted by federal or state law, we will return your purchase payments adjusted to reflect the investment experience of any amounts allocated to the Variable Account. The adjustment will reflect the deduction of mortality and expense risk charges and administrative expense charges.

-------------------------------------------------------------------------------

EXPENSES

Each Fund pays expenses that you will bear indirectly if you invest in a Variable Sub-account. In addition, you will bear the following expenses:

AIM Lifetime America ClassicSM Option

o Annual mortality and expense risk charge equal to 1.20% of average daily net assets.

o    Annual administrative charge equal to 0.10% of average daily net assets.

o Withdrawal charges ranging from 0% to 7% of purchase payments withdrawn (with certain exceptions).

AIM Lifetime America Regal SM Option

o Annual mortality and expense risk charge equal to 1.35% of average daily net assets.

o    Annual administrative charge equal to 0.10% of average daily net assets.

o Withdrawal charges ranging from 0% to 7% of purchase payments withdrawn (with certain exceptions).

AIM Lifetime America FreedomSM Option

o Annual mortality and expense risk charge equal to 1.40% of average daily net assets.

o    Annual administrative charge equal to 0.10% of average daily net assets.

All  Contracts

o If you select the Enhanced Death Benefit Rider you would pay an additional mortality and expense risk charge of 0.25%

o    Transfer fee equal to $25 after the 12th  transfer in any  Contract  year

o    State premium tax ( New York does not currently impose one)



-------------------------------------------------------------------------------
INVESTMENT ALTERNATIVES

          Each Contract Option offers several investment alternatives including:


               - up to 3 Fixed Account Options (which credit interest at rates we guarantee)

               - 18 Variable Sub-Accounts investing in Portfolios offering professional money management by A I M Advisors, Inc.


               TO FIND OUT CURRENT RATES BEING PAID ON THE FIXED ACCOUNT OPTIONS OR HOW THE VARIABLE SUB-ACCOUNTS HAVE PERFORMED, PLEASE CALL US AT 1-800-692-4682.



-------------------------------------------------------------------------------
SPECIAL  SERVICES

                    For your convenience, we offer these special services:

                     -  AUTOMATIC PORTFOLIO REBALANCING PROGRAM
                     -  AUTOMATIC ADDITIONS PROGRAM
                     -  DOLLAR COST AVERAGING PROGRAM
                     -  SYSTEMATIC WITHDRAWAL PROGRAM
-------------------------------------------------------------------------------

INCOME PAYMENTS

                    You can choose fixed income payments, variable income payments, or a combination of the two. You can receive your income payments in one of the following ways:

                    -    life income with guaranteed payments

                    - a "joint and survivor" life income with guaranteed payments

                    - guaranteed payments for a specified period (5 years to later of: 30 years or age 100, with a maximum of 50 years)



-------------------------------------------------------------------------------
DEATH BENEFITS

               If you or the ANNUITANT (if the Contract is owned by a non-natural person) die before the PAYOUT START DATE, we will pay the death benefit described in the Contract. We also offer an Enhanced Death Benefit Rider.

-------------------------------------------------------------------------------
TRANSFERS

               Before the Payout Start Date, you may transfer your Contract value ("CONTRACT VALUE") among the investment alternatives, with certain restrictions. A charge may apply after the 12th transfer in each Contract year ("Contract Year"), which we measure from the date we issue your Contract or a Contract Anniversary.
-------------------------------------------------------------------------------
WITHDRAWALS


               You may withdraw some or all of your Contract Value at any time during the Accumulation Phase. In general, you must withdraw at least $50 at a time. Full or partial withdrawals are available under limited circumstances on or after the Payout Start Date. A 10% federal tax penalty may apply if you withdraw before you are 59 1/2 years old. A withdrawal charge also may apply.

HOW THE CONTRACT WORKS
-------------------------------------------------------------------

Each Contract basically works in two ways.

First, the Contract can help you (we assume you are the CONTRACT OWNER) save for retirement because you can invest in your Contract's investment alternatives and pay no federal income taxes on any earnings until you withdraw them. You do this during what we call the "ACCUMULATION PHASE" of the Contract. The Accumulation Phase begins on the date we issue your Contract (we call that date the "ISSUE DATE") and continues until the Payout Start Date, which is the date we apply your money to provide income payments. During the Accumulation Phase, you may allocate your purchase payments to any combination of the Variable Sub-Accounts and/or Fixed Account Options. If you invest in a Fixed Account Option, you will earn a fixed rate of interest that we declare periodically. If you invest in any of the Variable Sub-Accounts, your investment return will vary up or down depending on the performance of the corresponding Portfolios.

Second, the Contract can help you plan for retirement because you can use it to receive retirement income for life and/or for a pre-set number of years, by selecting one of the income payment options (we call these "INCOME PLANS")
described on page ___. You receive income payments during what we call the "PAYOUT PHASE" of the Contract, which begins on the Payout Start Date and continues until we make the last payment required by the Income Plan you select. During the Payout Phase, if you select a fixed income payment option, we guarantee the amount of your payments, which will remain fixed. If you select a variable income payment option, based on one or more of the Variable Sub-Accounts, the amount of your payments will vary up or down depending on the performance of the corresponding Portfolios. The amount of money you accumulate under your Contract during the Accumulation Phase and apply to an Income Plan will determine the amount of your income payments during the Payout Phase.

The timeline below illustrates how you might use your Contract.


 ISSUE        ACCUMULATION PHASE    PAYOUT START             PAYOUT PHASE
 DATE                                   DATE

--------------------------------------------------------------------------------

You buy        You save for      You elect to receive      You can receive
a Contract     retirement        income payments or        income payments
                                 receive a lump            for a set period
                                 sum payment               Or you can receive
                                                           income payments for
                                                           life

As the Contract owner, you exercise all of the rights and privileges provided by the Contract. If you die, any surviving Contract owner or, if none, the BENEFICIARY will exercise the rights and privileges provided by the Contract. SEE "The Contract." In addition, if you die before the Payout Start Date, we will pay a death benefit to any surviving Contract owner, or if there is none, to your Beneficiary. SEE "Death Benefits."


Please call us at 1-800-692-4682 if you have any questions about how the Contract works.

EXPENSE TABLE
-------------------------------------------------------------------


The table below lists the expenses that you will bear directly or indirectly when you buy a Contract. The table and the examples that follow do not reflect premium taxes because New York does not currently impose premium taxes on annuities. For more information about Variable Account expenses, see "Expenses," below. For more information about Portfolio expenses, please refer to the accompanying prospectuses for the Funds.


CONTRACT OWNER TRANSACTION EXPENSES
Withdrawal Charge (as a percentage of purchase payments)*



Number of Complete Years Since We Received the Purchase Payment Being Withdrawn/Applicable charge:

                                       0   1   2   3   4   5   6   7+

-------------------------------------------------------------------------------
AIM Lifetime America Classic           7%  7%  7%  6%  5%  4%  3%  0%
-------------------------------------------------------------------------------
AIM Lifetime America Regal             7%  6%  6%  0%
-------------------------------------------------------------------------------
AIM Lifetime America Freedom                 No Withdrawal Charge
-------------------------------------------------------------------------------
Transfer Fee                                        $25**
-------------------------------------------------------------------------------


*Each Contract Year, you may withdraw up to the Preferred Withdrawal Amount offered under your Contract without incurring a withdrawal charge. **Applies solely to the thirteenth and subsequent transfers within a Contract Year, excluding transfers due to dollar cost averaging and automatic portfolio rebalancing. We are currently waiving the transfer fee.

VARIABLE ACCOUNT ANNUAL EXPENSES
(AS A PERCENTAGE OF AVERAGE DAILY NET ASSET VALUE
DEDUCTED FROM EACH VARIABLE SUB-ACCOUNT)


Variable Account Annual Expenses (as a percentage of average daily net asset value deducted from each Variable Sub-Account)

                                                                AIM Lifetime       AIM Lifetime
                                        AIM Lifetime              America            America
                                        America ClassicSM         RegalSM           FreedomSM
Basic Contract
Mortality and Expense Risk Charge               1.20%             1.35%                 1.40%
Administrative Expense Charge                   0.10%             0.10%                 0.10%
Total Variable Expense Risk Charge              1.30%             1.45%                 1.50%

with the Enhanced Death Benefit Rider
Mortality and Expense Risk Charge               1.45%             1.60%                 1.65%
Administrative Expense Charge                   0.10%             0.10%                 0.10%
Total Variable Expense Risk Charge              1.55%             1.70%                 1.75%




FUND ANNUAL EXPENSES(1)
(as a percentage of Fund average daily net assets)(*)



                                              Management   12b-1     Other   Total Annual
Fund                                             Fees      Fees    Expenses Fund Expenses
----                                          ---------- --------  -------- -------------

AIM V.I. Aggressive Growth Fund(2)...........   0.80%     0.25%     0.46%       1.51%**
AIM V.I. Balanced Fund(2)....................   0.75%     0.25%     0.35%       1.35%
AIM V.I. Basic Value Fund....................   0.73%     0.25%     0.57%       1.55%**
AIM V.I. Blue Chip Fund(2)...................   0.75%     0.25%     1.38%       2.38%**
AIM V.I. Capital Appreciation Fund...........   0.61%     0.25%     0.21%       1.07%
AIM V.I. Capital Development Fund(2).........   0.75%     0.25%     0.63%       1.63%**
AIM V.I. Core Growth Fund....................   0.60%     0.25%     0.24%       1.09%
AIM V.I. Dent Demographic Trends Fund(2).....   0.85%     0.25%     0.48%       1.58%*
AIM V.I. Diversified Income Fund.............   0.60%     0.25%     0.30%       1.15%
AIM V.I. Global Utilities Fund...............   0.65%     0.25%     0.45%       1.35%
AIM V.I. Government Securities Fund..........   0.50%     0.25%     0.47%       1.22%
AIM V.I. Growth Fund.........................   0.61%     0.25%     0.22%       1.08%
AIM V.I. High Yield Fund(2)..................   0.63%     0.25%     0.56%       1.44%
AIM V.I. International Growth Fund...........   0.73%     0.25%     0.29%       1.27%
AIM V.I. Mid Cap Core Equity Fund............   0.73%     0.25%     0.57%       1.55%**
AIM V.I. Money Market Fund...................   0.40%     0.25%     0.31%       0.96%
AIM V.I. New Technology Fund.................   1.00%     0.25%     0.31%       1.56%**
AIM V.I. Premier Equity Fund.................   0.61%     0.25%     0.23%       1.09%

----------------
*    Based on estimated assets

** The investment advisor has agreed to waive fees and/or reimburse expenses (excluding interest, taxes, dividend expense on short sales, extraordinary items and increases in expenses due to expense offset arrangements, if any) to limit total Series II shares operating expenses to 1.45% of average daily net assets until December 31, 2001

1. Figures shown in the Table are for the year ended December 31, 2000 (except as otherwise noted).

2.   Expenses have been restated to reflect current fees.


Example 1

The example below shows the dollar amount of expenses that you would bear directly or indirectly if you:

- invested $1,000 in a Variable Sub-Account,

- earned a 5% annual return on your investment,

- surrendered your Contract, or you began receiving income payments for a specified period of less than 120 months, at the end of each time period, and

- elected the Enhanced Death Benefit Rider


THE EXAMPLE DOES NOT INCLUDE ANY TAXES OR TAX PENALTIES YOU MAY BE REQUIRED TO PAY IF YOU SURRENDER YOUR CONTRACT. THIS EXAMPLE DOES NOT INCLUDE DEDUCTIONS
FOR PREMIUM TAXES BECAUSE NEW YORK DOES NOT CHARGE PREMIUM TAXES ON ANNUITIES.


SUB-ACCOUNT                                      1 YEAR 3 YEARS 5 YEARS 10 YEARS
-----------                                      ------ ------- ------- --------

AIM V.I. Aggressive Growth......................  $
AIM V.I. Balanced...............................  $
AIM V.I. Basic Value Fund.......................  $
AIM V.I. Blue Chip..............................  $
AIM V.I. Capital Appreciation...................  $
AIM V.I. Capital Development....................  $
AIM V.I. Core Growth............................  $
AIM V.I. Dent Demographic Trends................  $
AIM V.I. Diversified Income.....................  $
AIM V.I. Global Utilities.......................  $
AIM V.I. Government Securities..................  $
AIM V.I. Growth.................................  $
AIM V.I. High Yield.............................  $
AIM V.I. International Growth...................  $
AIM V.I. Mid Cap Core Equity....................  $
AIM V.I. Money Market...........................  $
AIM V.I. New Technology.........................  $
AIM V.I. Premier Equity.........................  $


                                    EXAMPLE 2

Same assumptions as Example 1 above, except that you decided not to surrender your Contract, or you began receiving income payments (for at least 120 months if under an Income Plan for a specified period), at the end of each period.


SUB-ACCOUNT                                      1 YEAR 3 YEARS 5 YEARS 10 YEARS
-----------                                      ------ ------- ------- --------

AIM V.I. Aggressive Growth......................  $
AIM V.I. Balanced...............................  $
AIM V.I. Basic Value Fund.......................  $
AIM V.I. Blue Chip..............................  $
AIM V.I. Capital Appreciation...................  $
AIM V.I. Capital Development....................  $
AIM V.I. Core Growth............................  $
AIM V.I. Dent Demographic Trends................  $
AIM V.I. Diversified Income.....................  $
AIM V.I. Global Utilities.......................  $
AIM V.I. Government Securities..................  $
AIM V.I. Growth.................................  $
AIM V.I. High Yield.............................  $
AIM V.I. International Growth...................  $
AIM V.I. Mid Cap Core Equity....................  $
AIM V.I. Money Market...........................  $
AIM V.I. New Technology.........................  $
AIM V.I. Premier Equity.........................  $



Please remember that you are looking at examples and not a representation of past or future expenses. The examples assume that any Fund expense waivers or reimbursement arrangements described in the footnotes on page 8 are in effect for the time periods presumed above. Your actual expenses may be lower or greater than those shown above. Similarly, your rate of return may be lower or greater than 5%, which is not guaranteed. The above examples assume the election of the Enhanced Death Benefit Rider with a mortality and expense risk charge of 1.55%, 1.70% or 1.75% depending on the Option selected. If this feature was not elected, the example figures shown above would be slightly lower.





FINANCIAL INFORMATION
-------------------------------------------------------------------

To measure the value of your investment in the Variable Sub-Accounts during the Accumulation Phase, we use a unit of measure we call the "ACCUMULATION UNIT". Each Variable Sub-Account has a separate value for its Accumulation Units which we call "ACCUMULATION UNIT VALUE." Accumulation Unit Value is analogous to, but not the same as, the share price of a mutual fund.

There are no Accumulation Unit Values to report because the Contracts were first offered as of the date of this prospectus.


To obtain a fuller picture of each Variable Sub-Account's finances, please refer to the Variable Account's financial statements contained in the Statement of Additional Information. The financial statements of Allstate New York also appear in the Statement of Additional Information.

THE CONTRACT
-------------------------------------------------------------------

CONTRACT  OWNER

Each Contract is an agreement between you, the Contract owner, and Allstate New York, a life insurance company. As the Contract owner, you may exercise all of the rights and privileges provided to you by the Contract. That means it is up to you to select or change (to the extent permitted):

-    the investment alternatives during the Accumulation and Payout Phases,

-    the amount and timing of your purchase payments and withdrawals,

-    the programs you want to use to invest or withdraw money,

-    the income payment plan you want to use to receive retirement income,

- the Annuitant (either yourself or someone else) on whose life the income payments will be based,

- the Beneficiary or Beneficiaries who will receive the benefits that the Contract provides when the last surviving Contract owner dies, and

- any other rights that the Contract provides, including restricting income payments to beneficiaries.

If you die, any surviving Contract owner, or, if none, the Beneficiary may exercise the rights and privileges provided to them by the Contract.

The Contract cannot be jointly owned by both a non-natural person and a natural person. The maximum age of the oldest Contract Owner and Annuitant cannot exceed 90 as of the date we receive the completed application.


You may change the Contract owner at any time. We will provide a change of ownership form to be signed by you and filed with us. After we accept the form, the change of ownership will be effective as of the date you signed the form. Until we receive your written notice to change the Contract owner, we are entitled to rely on the most recent ownership information in our files. We will not be liable as to any payment or settlement made prior to receiving the written notice. Accordingly, if you wish to change the Contract owner, you should deliver your written notice to us promptly. Each change is subject to any payment made by us or any other action we take before we accept the change.

You can use the Contract with or without a qualified plan. A qualified plan is a personal retirement savings plan, such as an IRA or tax-sheltered annuity, that meets the requirements of the Internal Revenue Code. Qualified plans may limit or modify your rights and privileges under the Contract. We use the term "Qualified Contract" to refer to a Contract issued within a qualified plan. See "Qualified Plans" on page ___. If the Contracts are issued within a qualified plan, no additional tax advantages attach to the annuity.


NEW OWNER
The New Owner is the Owner determined immediately after death of the Owner. The New Owner is:

o        the surviving Owner; or
o        if no surviving Owner, the beneficiary(ies) of a single Owner.

ANNUITANT
The Annuitant is the individual whose life determines the amount and duration of income payments (other than under Income Plans with guaranteed payments for a specified period). You initially designate an Annuitant in your application. The maximum age of the Annuitant cannot exceed age 90 as of the date we receive the completed application for each Contract. You may change the Annuitant at any time prior to the Payout Start Date (only if the Contract owner is a natural person). Once we accept a change, it takes effect as of the date you signed the request. Each change is subject to any payment we make or other action we take before we accept it.

You may designate a joint Annuitant, who is a second person on whose life income payments depend. We permit you to designate a joint Annuitant only on the Payout Start Date. If the Annuitant dies prior to the Payout Start Date, the new Annuitant will be:

         (i) the youngest Contract owner; otherwise,

        (ii) the youngest Beneficiary.

BENEFICIARY
The Beneficiary is the person selected by the Contract owner to receive the death benefits or become the new Contract owner if the sole surviving Contract owner dies before the Payout Start Date. If the sole surviving Contract owner dies after the Payout Start Date, the primary Beneficiary, or if none surviving, the contingent Beneficiary, will receive any guaranteed income payments scheduled to continue.

You may name one or more primary and contingent Beneficiaries when you apply for a Contract. The primary Beneficiary is the person who may elect to receive the death benefit or become the new Contract owner if the sole surviving Contract owner dies before the Payout Start Date. A contingent Beneficiary is the person selected by the Contract owner who will become the Beneficiary if all named primary Beneficiaries die before the death of the sole surviving Contract owner

You may change or add Beneficiaries at any time in a form satisfactory to us, unless you have designated an irrevocable Beneficiary. You may restrict income payments to Beneficiaries by written notice in a form satisfactory to us. We will provide a change of Beneficiary form to be signed by you and filed with us. Once we accept the request, the change or restriction, will take effect as of the date you signed the request. Until we receive your written notice to change a Beneficiary or restrict income payments to a Beneficiary, we are entitled to rely on the most recent Beneficiary information in our files. We will not be liable as to any payment or settlement made prior to receiving the written notice. Accordingly, if you wish to change your Beneficiary, you should deliver your written notice to us promptly. Each change is subject to any payment made by us or any other action we take before we accept the change.

If you did not name a Beneficiary or, unless otherwise provided in the Beneficiary designation, if a named Beneficiary is no longer living and there are no other surviving Beneficiaries or Contingent Beneficiaries, the new Beneficiary will be:

-    your spouse or, if he or she is no longer alive,

-    your surviving children equally, or if you have no surviving children,

-    your estate.

If one or more Beneficiaries survive you (or survive the Annuitant, if the Contract owner is not a natural person), we will divide the death benefit among the surviving Beneficiaries according to your most recent written instructions. If you have not given us written instructions, we will pay the death benefit in equal amounts to the surviving Beneficiaries.


MODIFICATION OF THE CONTRACT
Only an Allstate New York officer may approve a change in or waive any provision of the Contract. Any change or waiver must be in writing. None of our agents has the authority to change or waive the provisions of the Contract. We may not change the terms of the Contract without your consent, except to conform the Contract to applicable law or changes in the law. If a provision of the Contract is inconsistent with state law, we will follow state law.


ASSIGNMENT
We will not honor an assignment of an interest in a Contract as collateral or security for a loan. However, you may assign periodic income payments under the Contract prior to the Payout Start Date. No Beneficiary may assign benefits under the Contract until they are payable to the Beneficiary. We will not be bound by any assignment until the assignor signs it and files it with us. We are not responsible for the validity of any assignment. Federal law prohibits or restricts the assignment of benefits under many types of retirement plans and the terms of such plans may themselves contain restrictions on assignments. An assignment may also result in taxes or tax penalties. YOU SHOULD CONSULT AN ATTORNEY BEFORE TRYING TO ASSIGN YOUR CONTRACT.

PURCHASES
-------------------------------------------------------------------

MINIMUM PURCHASE PAYMENTS
Your initial purchase payment must be at least $10,000 ($10,000 for a Qualified Contract). All subsequent purchase payments must be $500 or more. You may make purchase payments at any time prior to the Payout Start Date. We reserve the right to limit the maximum amount of purchase payments we will accept. The most we will accept without our prior approval will never be less than $1,000,000 per payment and is currently administered at $2,000,000 per payment. We also reserve the right to reject any application.

AUTOMATIC ADDITIONS PROGRAM
You may make subsequent  purchase payments by automatically  transferring  money
from  your  bank  account.   Consult  your   representative  for  more  detailed
information.

ALLOCATION OF PURCHASE PAYMENTS
At the time you apply for a Contract, you must decide how to allocate your purchase payments among the investment alternatives. The allocation you specify on your application will be effective immediately. All allocations must be in whole percents that total 100% or in whole dollars. You can change your allocations by notifying us in writing.

We will allocate your purchase payments to the investment alternatives according to your most recent instructions on file with us. Unless you notify us in writing otherwise, we will allocate subsequent purchase payments according to the allocation for the previous purchase payment. We will effect any change in allocation instructions at the time we receive written notice of the change in good order.

We will credit the initial purchase payment that accompanies your completed application to your Contract within 2 business days after we receive the payment at our service center in Vernon Hills (mailing address: P. O. Box 94038, Palatine, Illinois, 60094-4038: overnight mail: 300 N. Milwaukee Avenue, Vernon Hills, Illinois, 60061). If your application is incomplete, we will ask you to complete your application within 5 business days. If you do so, we will credit your initial purchase payment to your Contract within that 5 business day period. If you do not, we will return your purchase payment at the end of the 5 business day period unless you expressly allow us to hold it until you complete the application. We will credit subsequent purchase payments to the Contract at the close of the business day on which we receive the purchase payment in good order at our service center as described above.

We use the term "business day" to refer to each day Monday through Friday that the New York Stock Exchange is open for business. We also refer to these days as "VALUATION DATES." Our business day closes when the New York Stock Exchange closes, usually 4 p.m.

Eastern Time. If we receive your purchase payment after 4 p.m. Eastern Time on any Valuation Date, we will credit your purchase payment using the Accumulation Unit Values computed on the next Valuation Date.


RIGHT TO CANCEL
You may cancel the Contract by returning it to us within the Cancellation Period, which is the 10 day period after you receive the Contract (60 days if you are exchanging another contract for the Contract described in this prospectus). You may return it by delivering it or mailing it to us. If you exercise this "RIGHT TO CANCEL," the Contract terminates and we will pay you the full amount of your purchase payments allocated to the Fixed Account. We also will return your purchase payments allocated to the Variable Account adjusted, to the extent federal or state law permits, to reflect investment gain or loss, and any Variable Account charges that occurred from the date of allocation through the date of cancellation. If this Contract is qualified under Section 408 of the Internal Revenue Code, we will refund the greater of any purchase payments or the Contract Value.

CONTRACT VALUE
-------------------------------------------------------------------

On the Issue Date, your Contract Value is equal to your initial purchase payment. Thereafter, your Contract Value at any time during the Accumulation Phase is equal to the sum of the value of your Accumulation Units in the Variable Sub-Accounts you have selected, plus the value of your investment in the Fixed Account Options.

ACCUMULATION UNITS
To determine the number of Accumulation Units of each Variable Sub-Account to credit to your Contract, we divide (i) the amount of the purchase payment or transfer you have allocated to a Variable Sub-Account by (ii) the Accumulation Unit Value of that Variable Sub-Account next computed after we receive your payment or transfer. For example, if we receive a $10,000 purchase payment allocated to a Variable Sub-Account when the Accumulation Unit Value for the Sub-Account is $10, we would credit 1,000 Accumulation Units of that Variable Sub-Account to your Contract. Withdrawals and transfers from a Variable Sub-Account would, of course, reduce the number of Accumulation Units of that Sub-Account allocated to your Contract.

ACCUMULATION UNIT VALUE
As a general matter, the Accumulation Unit Value for each Variable Sub-Account will rise or fall to reflect:

- changes in the share price of the Portfolio in which the Variable Sub-Account invests, and

- the deduction of amounts reflecting the mortality and expense risk charge, administrative expense charge, and any provision for taxes that have accrued since we last calculated the Accumulation Unit Value.

We determine withdrawal charges, and transfer fees separately for each Contract. They do not affect Accumulation Unit Value. Instead, we obtain payment of those charges and fees by redeeming Accumulation Units. For details on how we calculate Accumulation Unit Value, please refer to the Statement of Additional Information.

We determine a separate Accumulation Unit Value for each Variable Sub-Account on each Valuation Date. We also determine a separate set of Accumulation Unit Values reflecting the cost of the Enhanced Death Benefit Rider. YOU SHOULD REFER TO THE PROSPECTUSES FOR THE FUNDS THAT ACCOMPANY THIS PROSPECTUS FOR A DESCRIPTION OF HOW THE ASSETS OF EACH PORTFOLIO ARE VALUED, SINCE THAT DETERMINATION DIRECTLY BEARS ON THE ACCUMULATION UNIT VALUE OF THE CORRESPONDING VARIABLE SUB-ACCOUNT AND, THEREFORE, YOUR CONTRACT VALUE.

INVESTMENT ALTERNATIVES: THE VARIABLE SUB-ACCOUNTS
-------------------------------------------------------------------

You may allocate your purchase payments to up to 18 Variable Sub-Accounts. Each Variable Sub-Account invests in the shares of a corresponding Fund. Each Fund has its own investment objective(s) and policies. We briefly describe the Funds below.

For more complete information about each Fund, including expenses and risks associated with the Fund, please refer to the accompanying prospectuses for the Funds. You should carefully review the Fund prospectuses before allocating amounts to the Variable Sub-Accounts. A I M Advisors, Inc. serves as the investment advisor to each Fund.



  Fund:                                           Each Fund Seeks*:
-------------------------------------------------------------------------------
  AIM V.I. Aggressive Growth Fund**               Long-term growth of capital
-------------------------------------------------------------------------------
  AIM V.I. Balanced Fund                          Achieve as high a total return
                                                  as possible, consistent with
                                                  preservation of capital
-------------------------------------------------------------------------------
  AIM V.I. Basic Value Fund                       Long-term growth of capital
-------------------------------------------------------------------------------
  AIM V.I. Blue Chip Fund                         Long-term growth of capital
                                                  with a secondary objective of
                                                  current income
-------------------------------------------------------------------------------
  AIM V.I. Capital Appreciation Fund              Growth of capital
-------------------------------------------------------------------------------
  AIM V.I. Capital Development Fund               Long-term growth of capital
-------------------------------------------------------------------------------
  AIM V.I. Dent Demographic Trends Fund           Long-term growth of capital

-------------------------------------------------------------------------------
  AIM V.I. Diversified Income Fund                High level of current income
-------------------------------------------------------------------------------
  AIM V.I. Global Utilities Fund                  High total return
-------------------------------------------------------------------------------
  AIM V.I. Government Securities Fund             High level of current income
                                                  consistent with reasonable
                                                  concern for safety of
                                                  principal
-------------------------------------------------------------------------------
  AIM V.I. Growth Fund                            Growth of capital
-------------------------------------------------------------------------------
  AIM V.I. Core Growth Fund                       Growth of capital with a
                                                  secondary objective of
                                                  current income
-------------------------------------------------------------------------------
  AIM V.I. High Yield Fund                        High level of current income
-------------------------------------------------------------------------------
  AIM V.I. International Growth Fund              Long-term growth of capital
-------------------------------------------------------------------------------
  AIM V.I. Mid Cap Core Equity Fund               Long-term growth of capital
-------------------------------------------------------------------------------
  AIM V.I. Money Market Fund                      As high a level of current
                                                  income as is consistent with
                                                  the preservation of capital
                                                  and liquidity
-------------------------------------------------------------------------------
  AIM V.I. New Technology Fund                    Long-term growth of capital
-------------------------------------------------------------------------------
  AIM V.I. Premier Equity Fund                    Long-term growth of capital
                                                  with income as a secondary
                                                  objective.


* A Fund's investment objective may be changed by the Fund's Board of Directors without shareholder approval.

** Due to the sometime limited availability of common stocks of small-cap companies that meet the investment criteria for AIM V.I. Aggressive Growth Fund, the Fund may periodically suspend or limit the offering of its shares. The Fund will be closed to new participants when Fund assets reach $200 million. During closed periods, the Fund will accept additional investments from existing participants.

AMOUNTS YOU ALLOCATE TO VARIABLE SUB-ACCOUNTS MAY GROW IN VALUE, DECLINE IN VALUE, OR GROW LESS THAN YOU EXPECT, DEPENDING ON THE INVESTMENT PERFORMANCE OF THE FUNDS IN WHICH THOSE VARIABLE SUB-ACCOUNTS INVEST. YOU BEAR THE INVESTMENT RISK THAT THE FUNDS MIGHT NOT MEET THEIR INVESTMENT OBJECTIVES. SHARES OF THE FUNDS ARE NOT DEPOSITS, OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY ANY BANK AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER AGENCY.

INVESTMENT ALTERNATIVES: THE FIXED ACCOUNT OPTIONS
-------------------------------------------------------------------

You may  allocate  all or a  portion  of your  purchase  payments  to the  Fixed
Account.

Fund                           AIM                     AIM             AIM
                               Lifetime                Lifetime        Lifetime
                               America                 America         America
                               ClassicSM               RegalSM         FreedomSM

6-Month Dollar Cost
  Averaging Option               Yes                     Yes               Yes

12-Month Dolar Cost
  Averaging Option               Yes                     Yes               Yes

Guaranteed Maturity Fixed
  Account Option                 Yes                     Yes               Yes

We may offer additional Fixed Account options in the future. We will credit a minimum annual interest rate of 3% to money you allocate to any of the Fixed Account Options. The Fixed Account supports our insurance and annuity obligations. The Fixed Account consists of our general account assets other than those in segregated asset accounts. We have sole discretion to invest the assets of the Fixed Account, subject to applicable law. Any money you allocate to a Fixed Account Option does not entitle you to share in the investment experience of the Fixed Account.

DOLLAR COST AVERAGING FIXED ACCOUNT OPTIONS


The Dollar Cost Averaging Fixed Account Options are two of the investment alternatives that you can use to establish a Dollar Cost Averaging Program, as described on page ___. These options allow you to allocate purchase payments to the Fixed Account for 6 months (the "6 Month Dollar Cost Averaging Option") or for 12 months (the "12 Month Dollar Cost Averaging Option"). Your purchase payments will earn interest for the period you select at the current rates in effect at the time of allocation. Rates may differ from those available for the Guarantee Periods described below.

You  must  transfer  all of your  money  out of the 6 or 12  Month  Dollar  Cost
Averaging Options to other investment alternatives that you have selected in equal monthly installments beginning the next business day after allocation. The number of monthly installments must be no more than 6 for the 6 Month Dollar Cost Averaging Option and no more than 12 for the 12 Month Dollar Cost Averaging Option. At the end of the applicable transfer period, any amount remaining in the 6 or 12 Month Dollar Cost Averaging Options will be automatically transferred to the same sub-accounts as your prior 6 or 12 transfers, unless you request a different investment alternative. Transfers out of the 6 or 12 Month Dollar Cost Averaging Options do not count towards the 12 transfers you can make without paying a transfer fee.

If we do not receive allocation instructions from you when payment is received, the dollar cost averaging transfers will be made to the Money Market Variable Sub-account in equal monthly installments within the selected transfer period until we have received a different allocation instruction.

You may not transfer funds from other investment alternatives to either the 6 or 12 Month Dollar Cost Averaging Options.



INVESTMENT RISK

We bear the investment risk for all amounts allocated to the 6 Month Dollar Cost Averaging Option and the 12 Month Dollar Cost Averaging Option. That is because we guarantee the current and renewal interest rates we credit to the amounts you allocate to these Options, which will never be less than the minimum guaranteed rate in the Contract. Currently, we determine, in our sole discretion, the amount of interest credited in excess of the guaranteed rate.


We may declare more than one interest rate for different monies based upon the date of allocation to the 6 Month Dollar Cost Averaging Option and the 12 Month Dollar Cost Averaging Option. For current interest rate information, please contact your representative or our customer support unit at 1-800-692-4682.


GUARANTEE PERIODS
Each payment or transfer allocated to a Guarantee Period earns interest at a specified rate that we guarantee for a period of years. Guarantee Periods may range from 1 to 10 years. We are currently offering Guarantee Periods of 1, 3, 5, and 7 years for the AIM Lifetime America Classic and 1 year for the AIM Lifetime America Regal and AIM Lifetime America Freedom. In the future we may offer Guarantee Periods of different lengths or stop offering some Guarantee Periods.

You select the Guarantee Period for each payment or transfer. If you do not select a Guarantee Period, we will assign the same period(s) you selected for your most recent purchase payment(s).

Each payment or transfer allocated to a Guarantee Period must be at least $500. We reserve the right to limit the number of additional purchase payments that you may allocate to this Option.


Interest Rates. We will tell you what interest rates and Guarantee Periods we are offering at any particular time. We will not change the interest rate that we credit to a particular allocation until the end of the relevant Guarantee Period. We may declare different interest rates for Guarantee Periods of the same length that begin at different times.


We have no specific formula for determining the rate of interest that we will declare initially or in the future. We will set those interest rates based on investment returns available at the time of the determination. In addition, we may consider various other factors in determining interest rates including regulatory and tax requirements, our sales commission and administrative expenses, general economic trends, and competitive factors. WE DETERMINE THE INTEREST RATES TO BE DECLARED IN OUR SOLE DISCRETION. WE CAN NEITHER PREDICT NOR GUARANTEE WHAT THOSE RATES WILL BE IN THE FUTURE. For current interest rate information, please contact your representative or Allstate New York at 1-800-692-4682.


How We Credit Interest. We will credit interest daily to each amount allocated to a Guarantee Period at a rate that compounds to the annual interest rate that we declared at the beginning of the applicable Guarantee Period. The following example illustrates how a purchase payment allocated to a Guaranteed Period would grow, given an assumed Guarantee Period and annual interest rate:



Purchase Payment.........................  $10,000
Guarantee Period.........................  5 years
Annual Interest Rate.....................    4.50%




                                                                   END OF CONTRACT YEAR

                                                YEAR 1       YEAR 2       YEAR 3       YEAR 4       YEAR 5

Beginning Contract Value                      $10,000.00
X (1 + Annual Interest Rate)                     X 1.045
                                              ----------
                                              $10,450.00
Contract Value at end of Contract Year                     $10,450.00
X (1 + Annual Interest Rate)                                  X 1.045
                                                           ----------
                                                           $10,920.25
Contract Value at end of Contract Year                                  $10,920.25
X (1 + Annual Interest Rate)                                               X 1.045
                                                                        ----------
                                                                        $11,411.66

Contract Value at end of Contract Year                                               $11,411.66
X (1 + Annual Interest Rate)                                                            X 1.045
                                                                                     ----------
                                                                                     $11,925.19

Contract Value at end of Contract Year                                                                  $11,925.19
X (1 + Annual Interest Rate)                                                                               X 1.045
                                                                                                        ----------
                                                                                                        $12,461.82



Total Interest Credited During Guarantee Period = $2,461.82 ($12,461.82 - $10,000.00) This example assumes no withdrawals during the entire 5 year Guarantee Period. If you were to make a withdrawal, you may be required to pay a withdrawal charge. The hypothetical interest rate is for illustrative purposes only and is not intended to predict future interest rates to be declared under the Contract. Actual interest rates declared for any given Guarantee Period may be more or less than shown above.

Renewals
Prior to the end of each Guarantee Period, we will mail you a notice asking you what to do with your money, including the accrued interest. At the end of a Guarantee Period, we will automatically renew the Guarantee Period value to a new 1 year Guarantee Period to be established on the day the previous Guarantee Period expired. During the 30-day period after the end of the Guarantee Period, you may:

1. Take no action. We will automatically apply your money to a new 1 year Guarantee Period. The new Guarantee Period will begin on the day the previous Guarantee Period ends. The new interest rate will be the rate in effect on the 1st day of the New Period; or

2. Instruct us to apply your money to one or more new Guarantee Periods that we are offering at that time, of your choice, to be established on the day we receive the instruction. The new interest rate will be our then current declared rate for those Guarantee Periods; or

3. Instruct us to transfer all or a portion of your money to one or more Variable Sub-Accounts of the Variable Account. We will effect the transfer at the next unit value we calculate after we receive your instructions; or

4. Withdraw all or a portion of your money. You may be required to pay a withdrawal charge. You may also be required to pay premium taxes and income tax withholding, if applicable. In this case, the amount withdrawn will be deemed to have been withdrawn on the day we received notification.



INVESTMENT ALTERNATIVES: TRANSFERS
-------------------------------------------------------------------

TRANSFERS DURING THE ACCUMULATION PHASE
During the Accumulation Phase, you may transfer Contract Value among the investment alternatives. You may not transfer Contract Value to the Six Month Dollar Cost Averaging Fixed Account or the Twelve Month Dollar Cost Averaging Fixed Account Options. You may request transfers in writing on a form that we provided or by telephone according to the procedure described below. The minimum amount that you may transfer into a Guarantee Period is $500. A transfer fee of $25 applies to each transfer after the 12th in any Contract Year. Multiple transfers on a single trading day are considered a single transfer. Transfers you make as part of a Dollar Cost Averaging Program or Automatic Fund Rebalancing program do not count against the 12 free transfers per Contract Year. We will process transfer requests that we receive before 4 p.m. Eastern Time on any Valuation Date using the Accumulation Unit Values for that Date. We will process requests completed after 4 p.m. Eastern Time on any Valuation Date using the Accumulation Unit Values for the next Valuation Date. The Contract permits us to defer transfers from the Fixed Account for up to six months from the date we receive your request. If we decide to postpone transfers for 10 days or more, we will credit your contract with interest as required by applicable law. Any interest would be credited from the date we receive the transfer request to the date we make the transfer.

The total amount of transfers and withdrawals from each Guarantee Period of the Standard Fixed Account during a Certificate Year cannot exceed 25% of the purchase payment or the amount transferred into that Guarantee Period. For each Guarantee Period, any portion of the total allowable transfer and withdrawal amount that is not transferred or withdrawn in that Certificate Year will not increase the allowable transfer and withdrawal amount in any subsequent Certificate year. This limitation will be waived for amounts transferred during the 30-day period after the Guarantee Period expires. This limitation does not apply to any Dollar Cost Averaging Fixed Accounts.



We reserve the right to waive any transfer restrictions.


TRANSFERS DURING THE PAYOUT PHASE
During the Payout Phase, you may make transfers among the Variable Sub-Accounts so as to change the relative weighting of the Variable Sub-Accounts on which your variable income payments will be based. You may make up to 12 transfers per Contract Year. You may not convert any portion of your fixed income payments into variable income payments. You may make transfers from the Variable Sub-Accounts to increase the proportion of your income payments consisting of fixed income payments.

TELEPHONE TRANSFERS
You may make transfers by telephone by calling 1-800-692-4682. The cut-off time for telephone transfer requests is 4 p.m. Eastern Time. In the event that the New York Stock Exchange closes early, i.e., before 4 p.m. Eastern Time, or in the event that the Exchange closes early for a period of time but then reopens for trading on the same day, we will process telephone transfer requests as of the close of the Exchange on that particular day. We will not accept telephone requests received at any telephone number other than the number that appears in this paragraph or received after the close of trading on the Exchange.


We may suspend, modify or terminate the telephone transfer privilege at any time without notice.

We use procedures that we believe provide reasonable assurance that the telephone transfers are genuine. For example, we tape telephone conversations with persons purporting to authorize transfers and request identifying information. Accordingly, we disclaim any liability for losses resulting from allegedly unauthorized telephone transfers. However, if we do not take reasonable steps to help ensure that a telephone authorization is valid, we may be liable for such losses.

EXCESSIVE TRADING LIMITS

We reserve the right to limit transfers among the Variable Sub-Accounts in any Contract Year, or to refuse any Variable Sub-Account transfer request, if:

 .    we believe, in our sole discretion, that excessive trading by such Contract owner or owners, or a specific transfer request or group of transfer requests, may have a detrimental effect on the Accumulation Unit Values of any Variable Sub-Account or the share prices of the corresponding Funds or would be to the disadvantage of other Contract owners; or

 .    we are informed by one or more of the corresponding  Funds that they intend to restrict the purchase or redemption of Fund shares because of excessive trading or because they believe that a specific transfer or groups of transfers would have a detrimental effect on the prices of Fund shares.

We may apply the restrictions in any manner reasonably designed to prevent transfers that we consider disadvantageous to other Contract owners.


DOLLAR COST AVERAGING PROGRAM
Through our Dollar Cost Averaging Program, you may automatically transfer a fixed dollar amount every month from any Variable Sub-Account, the Six Month Dollar Cost Averaging Fixed Account or the Twelve Month Dollar Cost Averaging Fixed Account, to any of the other Variable Sub-Accounts. You may not use the Dollar Cost Averaging Program to transfer amounts to the Guarantee Periods. This program is available only during the Accumulation Phase.

We will not charge a transfer fee for transfers made under this Program, nor will such transfer count against the 12 transfers you can make each Contract Year without paying a transfer fee.

The theory of dollar cost averaging is that if purchases of equal dollar amounts are made at fluctuating prices, the aggregate average cost per unit will be less than the average of the unit prices on the same purchase dates. However, participation in this Program does not assure you of a greater profit from your purchases under the Program nor will it prevent or necessarily reduce losses in a declining market. Call or write us for instructions on how to enroll.

AUTOMATIC PORTFOLIO REBALANCING PROGRAM
Once you have allocated your money among the Variable Sub-Accounts, the performance of each Sub-Account may cause a shift in the percentage of your contract value allocated to each Sub-Account. If you select our Automatic Portfolio Rebalancing Program, we will automatically rebalance the Contract Value in each Variable Sub-Account and return it to the desired percentage allocations. We will not include money you allocate to the Fixed Account Options in the Automatic Portfolio Rebalancing Program.

We will rebalance your account monthly, quarterly, semi-annually, or annually, depending on your instructions. At the end of the period you select, we will transfer amounts among the Variable Sub-Accounts to achieve the percentage allocations you specify. You can change your allocations at any time by contacting us in writing or by telephone. The new allocation will be effective with the first rebalancing that occurs after we receive your request. We are not responsible for rebalancing that occurs prior to receipt of your request.

Example:

Assume that you want your initial purchase payment split among 2 Variable Sub-Accounts. You want 40% to be in the AIM V.I. Diversified Income Variable Sub-Account and 60% to be in the AIM V.I. Growth Variable Sub- Account. Over the next 2 months the bond market does very well while the stock market performs poorly. At the end of the first quarter, the AIM V.I. Diversified Income Variable Sub-Account now represents 50% of your holdings because of its increase in value. If you choose to have your holdings rebalanced quarterly, on the first day of the next quarter we would sell some of your units in the AIM V.I. Diversified Income Variable Sub-Account and use the money to buy more units in the AIM V.I. Growth Variable Sub-Account so that the percentage allocations would again be 40% and 60% respectively.

The Automatic Fund Rebalancing Program is available only during the Accumulation Phase. The transfers made under the Program do not count towards the 12 transfers you can make without paying a transfer fee, and are not subject to a transfer fee.

Fund rebalancing is consistent with maintaining your allocation of investments among market segments, although it is accomplished by reducing your Contract Value allocated to the better performing segments.




EXPENSES
-------------------------------------------------------------------

As a Contract owner, you will bear, directly or indirectly, the charges and expenses described below.

MORTALITY AND EXPENSE RISK CHARGE
We deduct a mortality and expense risk charge daily from the net assets you have invested in the Variable Sub-Accounts. The annual rate of the charge is:

o        1.20% for AIM Lifetime American Classic
o        1.35% for AIM Lifetime American Regal
o        1.40% for AIM Lifetime American Freedom



The mortality and expense risk charge is for the insurance benefits available with your Contract (including our guarantee of annuity rates and the death benefits), for certain expenses of the Contract, and for assuming the risk (expense risk) that the current charges will be sufficient in the future to cover the cost of administering the Contract. If the charges under the Contract are not sufficient, then we will bear the loss. If you select the Enhanced Death Benefit Rider Option, the mortality and expense risk charge will include an additional 0.25% for the Option. We guarantee that we will not raise the mortality and expense risk charge. We assess the mortality and expense risk charge during both the Accumulation Phase and the Payout Phase. After the Payout Start Date, mortality and expense risk charges for the Enhanced Death Benefit will cease.


ADMINISTRATIVE EXPENSE CHARGE
We deduct an administrative expense charge daily at an annual rate of 0.10% of the average daily net assets you have invested in the Variable Sub-Accounts. We intend this charge to cover actual administrative expenses. There is no necessary relationship between the amount of administrative charge imposed on a given Contract and the amount of expenses that may be attributed to that Contract. We assess this charge each day during the Accumulation Phase and the Payout Phase. We guarantee that we will not raise this charge.

TRANSFER FEE
We impose a $25 fee upon transfers in excess of 12 during any Contract Year. We will not charge a transfer fee on transfers that are part of a Dollar Cost Averaging or Automatic Portfolio Rebalancing Program.

WITHDRAWAL CHARGE
We may assess a withdrawal charge from the purchase payment(s) you withdraw. The amount of the charge will depend on the number of years that have elapsed since we received the purchase payment being withdrawn. A schedule showing the charge applicable for each Contract appears on page___. The Contracts differ in the following respects:

AIM Lifetime America Classic and AIM Lifetime America Regal
Under AIM Lifetime America Classic and AIM Lifetime America Regal Contracts, you can withdraw up to the Preferred Withdrawal Amount each Contract Year without paying a withdrawal charge. The Preferred Withdrawal Amount is equal to the greater of 15% of purchase payments, or 15% of the Contract Value as of the beginning of the Contract Year. Unused portions of the "Preferred Withdrawal Amount " are not carried forward to future Contract Years.


AIM Lifetime America Freedom
Under AIM Lifetime America Freedom Contracts, there is no withdrawal charge on any withdrawals.

All Options
We will deduct withdrawal charges, if applicable, from the amount paid. For purposes of the withdrawal charge, we will treat withdrawals as coming from the oldest payments first. However, for federal income tax purposes, earnings are considered to come out first, which means you pay taxes on the earnings portion of your withdrawal.


We do not apply a withdrawal charge in the following situations:

- the death of the Contract Owner or Annuitant (unless the Death Benefit equals the settlement value); or

- withdrawals taken to satisfy IRS minimum distribution rules for the Contract.



We use the amounts obtained from the withdrawal charge to recover the cost of sales commissions and other promotional or distribution expenses associated with marketing the Contracts. To the extent that the withdrawal charge does not cover all sales commissions and other promotional or distribution expenses, we may use any of our corporate assets, including potential profit which may arise from the mortality and expense risk charge or any other charges or fee described above, to make up any difference.

Withdrawals also may be subject to tax penalties or income tax. You should consult your own tax counsel or other tax advisers regarding any withdrawals.


PREMIUM TAXES
Currently, we do not make deductions for premium taxes under the Contracts because New York does not charge premium taxes on annuities. We may deduct taxes that may be imposed in the future from purchase payments or the Contract Value when the tax is incurred or at a later time.

DEDUCTION FOR SEPARATE ACCOUNT INCOME TAXES
We are not currently maintaining a provision for taxes. In the future, however, we may establish a provision for taxes if we determine, in our sole discretion, that we will incur a tax as a result of the operation of the Variable Account. We will deduct for any taxes we incur as a result of the operation of the Variable Account, whether or not we previously made a provision for taxes and whether or not it was sufficient. Our status under the Internal Revenue Code is briefly described in the Statement of Additional Information.

OTHER EXPENSES
Each Fund deducts advisory fees and other expenses from its assets. You indirectly bear the charges and expenses of the Fund whose shares are held by the Variable Sub-Accounts. These fees and expenses are described in the accompanying prospectuses for the Funds. For a summary of current estimates of those charges and expenses, see page ___. We may receive compensation from the investment advisers or administrators of the Funds in connection with the administrative services we provide to the Funds.

ACCESS TO YOUR MONEY
-------------------------------------------------------------------


You can withdraw some or all of your Contract Value at any time during the Accumulation Phase. Withdrawals also are available under limited circumstances on or after the Payout Start Date. See "Income Plans" on page_.

The amount payable upon withdrawal is the Contract Value (or portion thereof) next computed after we receive the request for a withdrawal at our service center, less any withdrawal charges, income tax withholding, and any penalty tax. We will pay withdrawals from the Variable Account within 7 days of receipt of the request, subject to postponement in certain circumstances.

You can withdraw money from the Variable Account or the Fixed Account Options. To complete a partial withdrawal from the Variable Account, we will cancel Accumulation Units in an amount equal to the withdrawal and any applicable withdrawal charge.


You must name the investment alternative from which you are taking the withdrawal. If none is specified, we will deduct your withdrawal pro-rata from the Variable Sub-Accounts according to the value of your investments therein.

In general, you must withdraw at least $50 at a time. You also may withdraw a lesser amount if you are withdrawing your entire interest in a Variable Sub-Account.

The total amount of transfers and withdrawals from each Guarantee Period of the Standard Fixed Account during a Certificate Year cannot exceed 25% of the purchase payment or the amount transferred into that Guarantee Period. For each Guarantee Period any portion of the total allowable transfer and withdrawal amount that is not transferred or withdrawn in that Certificate Year will not increase the allowable transfer and withdrawal amount in any subsequent Certificate Year. This limitation will be waived for amounts withdrawn during the 30-day period after the Guarantee Period expires. If you elect to withdraw your entire Certificate Value at any time during the accumulation phase, this limitation will be waived.

If you request a total withdrawal, we may require you to return your Contract to us.

POSTPONEMENT OF PAYMENTS
We may postpone the payment of any amounts due from the Variable Account under the Contract if:

1. The New York Stock Exchange is closed for other than usual weekends or holidays, or trading on the Exchange is otherwise restricted;

2.   An emergency exists as defined by the SEC; or

3.   The SEC permits delay for your protection.


In addition, we may delay payments or transfers from the Fixed Account Options for up to 6 months (or shorter period if required by law). If we delay payment for 10 days or more, we will credit your Contract with interest as required by law.


SYSTEMATIC WITHDRAWAL PROGRAM
You may choose to receive systematic withdrawal payments on a monthly, quarterly, semi-annual, or annual basis at any time prior to the Payout Start Date. The minimum amount of each systematic withdrawal is $50. At our discretion, systematic withdrawals may not be offered in conjunction with the Dollar Cost Averaging Program or Automatic Portfolio Rebalancing Program.

Depending on fluctuations in the value of the Variable Sub-Accounts and the value of the Fixed Account Options, systematic withdrawals may reduce or even exhaust the Contract Value. Income taxes may apply to systematic withdrawals. Please consult your tax advisor before taking any withdrawal.

We will make systematic withdrawal payments to you or your designated payee. At our discretion, we may modify or suspend the Systematic Withdrawal Program and charge a processing fee for the service. If we modify or suspend the Systematic Withdrawal Program, existing systematic withdrawal payments will not be affected.

MINIMUM CONTRACT VALUE
If your request for a partial withdrawal would reduce your Contract Value to less than $2,000, and no purchase payments have been received for 3 years, we may treat it as a request to withdraw your entire Contract Value. Your Contract will terminate if you withdraw all of your Contract Value. We will, however, ask you to confirm your withdrawal request before terminating your Contract. Before terminating any Contract whose value has been reduced by withdrawals to less than $2,000, we would inform you in writing of our intention to terminate your Contract and give you at least 30 days in which to make an additional purchase payment to restore your Contract's value to the contractual minimum of $2,000. If we terminate your Contract, we will distribute to you its Contract Value, adjusted by any applicable Market Value Adjustment, less withdrawal and other charges and applicable taxes.

INCOME PAYMENTS
-------------------------------------------------------------------

PAYOUT START DATE
You select the Payout Start Date in your application. The Payout Start Date is the day that we apply your money to an Income Plan. The Payout Start Date must be:


-    at least 30 days after the Issue Date; and,

- no later than the day the Annuitant reaches age 90, or the 10th Contract Anniversary, if later.


Subject to the above limitation, you may change the Payout Start Date at any time by notifying us in writing of the change at least 30 days before the scheduled Payout Start Date. Absent a change, we will use the Payout Start Date stated in your Contract.

INCOME PLANS
An Income Plan is a series of scheduled payments to you or someone you designate. You may choose more than one Income Plan. If you choose more than one Income Plan, you must specify what proportions of your Contract Value, less any applicable taxes, should be allocated to each such Income Plan. For tax reporting purposes, your cost basis and any gain on the Contract will be allocated proportionately to each Income Plan you select based on the proportion of your Contract Value applied to each such Income Plan. We reserve the right to limit the number of Income Plans that you may select. You may choose and change your choice of Income Plan until 30 days before the Payout Start Date. If you do not select an Income Plan, we will make income payments in accordance with Income Plan 1 with guaranteed payments for 10 years.

Three Income Plans are available under the Contract. Each is available to provide:

- fixed income payments;

- variable income payments; or

- a combination of the two.

The three Income Plans are:

INCOME PLAN 1 -- LIFE INCOME WITH GUARANTEED PAYMENTS. Under this plan, we make periodic income payments for the longer of the life of the Annuitant or a specified guarantee period. If the Annuitant dies before we have made all of the guaranteed income payments, we will continue to pay the remainder of the guaranteed income payments as required by the Contract. You may elect to receive guaranteed payments for periods up to 30 years. If the Annuitant is age 90 or older as of the Payout Start Date the guaranteed payments may range from 5 to 30 years.

INCOME PLAN 2 -- JOINT AND SURVIVOR LIFE INCOME WITH GUARANTEED PAYMENTS. Under this plan, we make periodic income payments for at least as long as either the Annuitant or the joint Annuitant is alive. If both the Annuitant and the joint Annuitant die before we have made all of the guaranteed income payments, we will continue to pay the remainder of the guaranteed income payments as required by the Contract. You may elect to receive guaranteed payments for periods up to 30 years. If either the Annuitant or joint Annuitant is age 90 or older as of the Payout Start Date, the guaranteed payments apply.

INCOME PLAN 3 -- GUARANTEED PAYMENTS FOR A SPECIFIED PERIOD. Under this plan, we make periodic income payments for the period you have chosen. These payments do not depend on the Annuitant's life. If you select a Payout Start Date prior to the third anniversary of the Contract issue date, then the number of years guaranteed may be from 10 to 30 years. If you select a Payout Start Date on or after the third anniversary of the Contract issue date, then the number of years guaranteed may be from 5 to 30 years. If you are under age 70 at the Payout Start Date, you may request a specified period of more than 30 years, but no more than 50 years, and no more than the number of years necessary to extend your income payments to age 100. We will deduct the mortality and expense risk charge from the Variable Sub-Account assets that support variable income payments even though we may not bear any mortality risk.

The length of any guaranteed payment period under your selected Income Plan generally will affect the dollar amounts of each income payment. As a general rule, longer guarantee periods result in lower income payments, all other things being equal. For example, if you choose an Income Plan with payments that depend on the life of the Annuitant but with no minimum specified period for guaranteed payments, the income payments generally will be greater than the income payments made under the same Income Plan with a minimum specified period for guaranteed payments.

If you choose Income Plan 1 or 2, or, if available, another Income Plan with payments that continue for the life of the Annuitant or joint Annuitant, we may require proof of age and sex of the Annuitant or joint Annuitant before starting income payments, and proof that the Annuitant or joint Annuitant are alive before we make each payment. Please note that under such Income Plans, if you elect to take no minimum guaranteed payments, it is possible that the payee could receive only 1 income payment if the Annuitant and any joint Annuitant both die before the second income payment, or only 2 income payments if they die before the third income payment, and so on.

Generally, you may not make withdrawals after the Payout Start Date. One exception to this rule applies if you are receiving income payments that do not depend on the life of the Annuitant under Income Plan 3. In that case you may terminate all or part of the income payments at any time and receive a lump sum equal to the present value of the remaining variable payments associated with the amount withdrawn. The minimum amount you may withdraw under this feature is $50.

We may make other Income Plans available. You may obtain information about them by writing or calling us. You may apply all or part of your Contract Value to an Income Plan. On the Payout Start Date, you may choose the portion of the Contract Value to be applied to variable income payments and the portion to be applied to fixed income payments. If you do not tell us how to allocate your Contract Value among fixed and variable income payments, we will apply your Contract Value in the Variable Account to variable income payments and your Contract Value in the Fixed Account Options to fixed income payments.

We will apply your Contract Value, less applicable taxes to your Income Plan on the Payout Start Date. If the Contract Value is less than $2,000 or not enough to provide an initial payment of at least $20, and state law permits, we may:

 .    pay you the  Contract  Value,  less  any  applicable  taxes,  in a lump sum instead of the periodic payments you have chosen, or

 .    reduce the frequency of your payments so that each payment will be at least
     $20.


VARIABLE INCOME PAYMENTS
The amount of your variable income payments depends upon the investment results of the Variable Sub-Accounts you select, the age and sex of the Annuitant, and the Income Plan you choose. We guarantee that the payments will not be affected by (a) actual mortality experience and (b) the amount of our administration expenses.

We cannot predict the total amount of your variable income payments. Your variable income payments may be more or less than your total purchase payments because (a) variable income payments vary with the investment results of the underlying Funds; and (b) the Annuitant could live longer or shorter than we expect based on the tables we use.

In calculating the amount of the periodic payments in the annuity tables in the Contract, we assumed an annual investment rate of 3%. If the actual net investment return of the Variable Sub-Accounts you choose is less than the assumed investment rate, then the dollar amount of your variable income payments will decrease. The dollar amount of your variable income payments will increase, however, if the actual net investment return exceeds the assumed investment rate. The dollar amount of the variable income payments stays level if the net investment return equals the assumed investment rate. Please refer to the Statement of Additional Information for more detailed information as to how we determine variable income payments.

FIXED INCOME PAYMENTS
We guarantee income payment amounts derived from any Fixed Account Option for the duration of the Income Plan. We calculate the fixed income payments by applying the Fixed Account Value to the greater of (a) the appropriate value from the income payment table in your Contract or (b) such other value as we are offering at that time.

We may defer making fixed income payments for a period of up to 6 months or any shorter time state law may require. If we defer payments for 30 days or more, we will credit interest to your Contract as required by law from the date we receive the withdrawal request to the date we make payment.

BETTERMENT OF RATES
At the time of their commencement, income payment amounts will not be less than those that would be provided by the application of the Certificate Value less any applicable premium tax to purchase a single premium immediate annuity contract offered by us at the time to the same class of annuitants.


PAYOUT WITHDRAWAL You may terminate all or a portion of the income payments being made under Income Plan 3 at any time and withdraw their value, by writing to us. For Variable Amount Income Payments, this value is equal to the present value of the Variable Amount Income Payments being terminated, calculated using a discount rate equal to the Assumed Investment Rate that was used in determining the initial variable payment. For Fixed Amount Income Payments, this value is equal to the present value of the Fixed Amount Income Payments being terminated, calculated using a discount rate equal to the interest rate that was used in determining the Fixed Amount Income Payment.

A Payout Withdrawal must be a least $50. If any Payout Withdrawal reduces the value of the remaining income payments to an amount not sufficient to provide an initial payment of at least $20, we reserve the right to terminate the Contract and pay you the Value of the remaining income payments in a lump sum. If you withdraw the entire value of the remaining income payments, the Contract will terminate.

You must specify the Investment Alternatives(s) from which you wish to make a Payout Withdrawal. If you withdraw a portion of the value of your remaining income payments, the payment period will remain unchanged and your remaining payment amounts will be reduced proportionately.


CERTAIN EMPLOYEE BENEFIT PLANS
The Contracts offered by this prospectus contain income payment tables that provide for different payments to men and women of the same age. However, we reserve the right to use income payment tables that do not distinguish on the basis of sex to the extent permitted by applicable law. In certain employment-related situations, employers are required by law to use the same income payment tables for men and women. Accordingly, if the Contract is to be used in connection with an employment-related retirement or benefit plan, you should consult with legal counsel as to whether the purchase of a Contract is appropriate. For Qualified plans, where it is appropriate, we may use income payment tables that do not distinguish on the basis of sex.




DEATH BENEFITS
-------------------------------------------------------------------

We will pay a death benefit prior to the Payout Start Date on:

1.   the death of any Contract owner or,

2. the death of the Annuitant, if the Contract is owned by a non-natural person.

We will pay the death benefit to the new Contract owner as determined immediately after the death. The new Contract owner would be a surviving Contract owner or, if none, the Beneficiary(ies). In the case of the death of the Annuitant, we will pay the death benefit to the current Contract owner.

A claim for a distribution on death must include DUE PROOF OF DEATH. We will accept the following documentation as "Due Proof of Death":

-    a certified copy of a death certificate,

- a certified copy of a decree of a court of competent jurisdiction as to the finding of death, or

-    any other proof acceptable to us.

DEATH BENEFIT AMOUNT
Prior to the Payout Start Date, the death benefit is equal to the greatest of:

     1)   the Contract Value as of the date we determine the death benefit, or

     2) the Settlement Value (that is, the amount payable on a full withdrawal of Contract Value, see page _____) on the date we determine the death benefit, or

     3) the sum of all purchase payments reduced by a withdrawal adjustment, as defined below, or

     4) the greatest of the Contract Values on the current or any previous Death Benefit Anniversary prior to the date we determine the Death Benefit, increased by any purchase payments made since that Death Benefit Anniversary and reduced by an adjustment for any withdrawals, as defined below.

Death Benefit Anniversaries occur every 7th Contract Anniversary until the oldest Owner's 80th birthday, or the Annuitant's 80th birthday if the Owner is not a living person. For example, the 7th, 14th, and 21st Contract Anniversaries are the first three Death Benefit Anniversaries. The Contract anniversary immediately following the oldest Owner's 80th birthday, or the Annuitant's 80th birthday if the Owner is not a living person, will also be a Death Benefit Anniversary and is the final Death Benefit Anniversary.

The withdrawal adjustment is equal to (a) divided by (b), with the result multiplied by (c), where:

     (a)  = is the withdrawal amount.
     (b)  = is the Contract Value immediately prior to the withdrawal.
     (c) = is the Contract value on the applicable Death Benefit Anniversary adjusted by any prior purchase payments or withdrawals made since that Death Benefit Anniversary, or the sum of all purchase payments adjusted for any prior withdrawals, as applicable


We will determine the value of the death benefit as of the end of the Valuation Date on which we receive a complete request for settlement of the death benefit. If we receive a request after 4 p.m. Eastern Time on a Valuation Date, we will process the request as of the end of the following Valuation Date.


ENHANCED DEATH BENEFIT RIDER
For Contract owners and Annuitants up to and including age 80, the Enhanced Death Benefit Rider is an optional benefit that you may elect. If the Contract owner is a living individual, the Enhanced Death Benefit applies only upon the death of the Contract owner. If the Contract owner is not a living individual, the Enhanced Death Benefit applies only upon the death of the Annuitant. For Contracts with the Enhanced Death Benefit Rider, the death benefit will be the greatest of (1) through (3) above, or (4) the Enhanced Death Benefit.

The Enhanced Death Benefit will never be greater than the maximum death benefit allowed by any state nonforfeiture laws that govern the Contract. The Enhanced Death Benefit Rider and the mortality and expense charge for the Rider will terminate upon the change of Contract owner (or the Annuitant if the Contract is owned by a non-natural person) for reasons other than death.

The annualized mortality and expense risk charge for this Rider is 0.25%. We deduct the charge only from the Variable Sub-Account(s).

ENHANCED DEATH BENEFIT . On the date we issue the Rider ("Rider Date"), the Enhanced Death Benefit is equal to the Contract Value on that date. After the Rider Date, the Enhanced Death Benefit is the greatest of all Contract
Anniversary Values as of the date we determine the death benefit. The "Anniversary Value" is equal to the Contract Value on a Contract Anniversary, increased by purchase payments made since that Anniversary and reduced by a withdrawal adjustment, as described below, for any partial withdrawals since that Anniversary.

We will calculate Anniversary Values for each Contract Anniversary up until the earlier of:

-    the date we determine the death benefit; or

- the first Contract Anniversary on or after the oldest Contract owner's or, if the Contract owner is not a natural person, the Annuitant's 80th birthday, or the first day of the 61st month following the Rider Date, whichever is later.

Following the first Contract Anniversary on or after the oldest Owner's or, if the Contract Owner is not a natural person, the Annuitant's 80th birthday, or the first day of the 61st month following the Rider Date, we will recalculate the Enhanced Death Benefit only for purchase payments and withdrawals.


For purposes of computing Enhanced Death Benefit:
The withdrawal adjustment is equal to (a) divided by (b), and the result multiplied by (c) where:


                    (a)  = the withdrawal amount,
                    (b) = is the Contract Value immediately prior to the withdrawal, and
                    (c)  =  is  the  most  recently  calculated  Enhanced  Death
                         Benefit.





DEATH BENEFIT PAYMENTS
Death of Contract Owner. Subject to any restrictions previously placed upon any Beneficiary, within 180 days of the date of your death, the new Contract owner may elect to:

1.   receive the death benefit in a lump sum, or

2. apply the death benefit to one of the Income Plans described above. The Payout Start Date must be within 1 year of the date of death. Income payments must be:

o    over the life of the new Contract owner; or

o for a guaranteed number of payments from 5 to 50 years, but not to exceed the life expectancy of the (new) Contract owner;

o over the life of the new Contract owner with a guaranteed number of payments from 5 to 30 years, but not to exceed the life expectancy of the new Contract owner.

Otherwise, the new Contract

owner will receive the Settlement Value. The Settlement Value is the Contract Value, less any applicable withdrawal charge. We will calculate the Settlement Value as of the end of the Valuation Date coinciding with the requested distribution date for payment or on the mandatory distribution date of 5 years after the date of your death, whichever is earlier. If we receive a request after 4 p.m. Eastern Time on a Valuation Date, we will process the request as of the end of the following Valuation Date.


In any event, the entire value of the Contract must be distributed within 5 years after the date of the death unless an Income Plan is elected or a surviving spouse continues the Contract in accordance with the provisions described below.

If the sole new Contract owner is your spouse, then he or she may elect one of the options listed above or may continue the Contract in the Accumulation Phase as if the death had not occurred. On the date the Contract is continued, the Contract Value will equal the amount of the death benefit as determined as of the Valuation Date on which we received complete request for settlement of the death benefit (the next Valuation Date, if we receive complete request for settlement of the death benefit after 4 p.m. Eastern Time). The Contract may only be continued once. If the Contract is continued in the Accumulation Phase, the surviving spouse may make a single withdrawal of any amount within one year of the date of death without incurring a withdrawal charge. If you elected the Enhanced Death Benefit Rider, on the date the Contract is continued the applicable rider will continue in force, and the Rider Date will be reset to the date the Contract is continued. For purposes of calculating future death benefits, your spouse's age on this new Rider Date will be used to determine applicable death benefit amounts.


If the new Contract owner is a corporation, trust, or other non-natural person, then the new Contract owner may elect, within 180 days of your death, to receive the death benefit in lump sum or may elect to receive the Settlement Value in a lump sum within 5 years of death.

DEATH OF ANNUITANT

If any Annuitant who is not also the Contract owner dies prior to the Payout Start Date, the Contract owner must elect one of the applicable options described below.

If the Contract owner is a natural person, then the Contract will continue with a new Annuitant as described on page ___.

If the Contract owner is a non-natural person, the non-natural Contract owner may elect, within 180 days of the Annuitant's date of death, to receive the death benefit in a lump sum or may elect to receive the Settlement Value payable in a lump sum within 5 years of the Annuitant's date of death. If the non-natural Contract owner does not make one of the above described elections, the Settlement Value must be withdrawn by the non-natural Contract owner on or before the mandatory distribution date 5 years after the Annuitant's death.




MORE INFORMATION
-------------------------------------------------------------------


ALLSTATE NEW YORK

Allstate New York is the issuer of the Contract. Allstate New York is a stock life insurance company organized under the laws of the State of New York. Allstate New York was incorporated in 1967 and was known as "Financial Life Insurance Company" from 1967 to 1978. From 1978 to 1984, Allstate New York was known as "PM Life Insurance Company." Since 1984 the company has been known as "Allstate Life Insurance Company of New York."

Allstate New York is currently licensed to operate in New York and several other jurisdictions. We intend to offer the Contract only in New York. Our headquarters is located at One Allstate Drive, Farmingville, New York 11738. Our service center located in Vernon Hills, Illinois (mailing address:P.O. Box 94038, Palatine, Illinois 60094-4038; overnight mail: 300 North Milwaukee Avenue, Vernon Hills, Illinois, 60061).

Allstate New York is a wholly owned subsidiary of Allstate Life Insurance Company ("Allstate Life"), a stock life insurance company incorporated under the laws of the State of Illinois. Allstate Life is a wholly owned subsidiary of Allstate Insurance Company, a stock property-liability insurance company incorporated under the laws of the State of Illinois. With the exception of the directors qualifying shares, all of the outstanding capital stock of Allstate Insurance Company is owned by The Allstate Corporation.

Independent rating agencies regularly evaluate life insurers' claims-paying ability, quality of investments, and overall stability. A.M. Best Company assigns an A+ (Superior) financial strength rating to Allstate Life, which results in an A+g rating to Allstate New York due to its group affiliation with Allstate Life. Standard & Poor's assigns an AA+ (Very Strong) and Moody's Investors Service assigns an Aa2 (Excellent) financial strength rating to Allstate New York, sharing the same ratings of its parent, Allstate Life. These ratings do not reflect the investment performance of the Variable Account. We may from time to time advertise these ratings in our sales literature.

THE VARIABLE ACCOUNT

Allstate New York established the Allstate Life of New York Separate Account A on December 15, 1995. We have registered the Variable Account with the SEC as a unit investment trust. The SEC does not supervise the management of the Variable Account or Allstate New York.

We own the assets of the Variable Account. The Variable Account is a segregated asset account under New York law. That means we account for the Variable Account's income, gains and losses separately from the results of our other operations. It also means that only the assets of the Variable Account that are in excess of the reserves and other Contract liabilities with respect to the Variable Account are subject to liabilities relating to our other operations. Our obligations arising under the Contracts are general corporate obligations of Allstate New York.

The Variable Account consists of 18 Variable Sub-Accounts, each of which invests in a corresponding Fund. We may add new Variable Sub-Accounts or eliminate one or more of them, if we believe marketing, tax, or investment conditions so warrant. We do not guarantee the investment performance of the Variable Account, its Sub-Accounts or the Funds. We may use the Variable Account to fund our other annuity contracts. We will account separately for each type of annuity contract funded by the Variable Account.



THE FUNDS

DIVIDENDS  AND  CAPITAL  GAIN  DISTRIBUTIONS.   We  automatically  reinvest  all
dividends and capital gains distributions from the Funds in shares of the distributing Funds at their net asset value.

VOTING PRIVILEGES. As a general matter, you do not have a direct right to vote the shares of the Funds held by the Variable Sub-Accounts to which you have allocated your Contract Value. Under current law, however, you are entitled to give us instructions on how to vote those shares on certain matters. Based on our present view of the law, we will vote the shares of the Funds that we hold directly or indirectly through the Variable Account in accordance with instructions that we receive from Contract owners entitled to give such instructions.

As a general rule, before the Payout Start Date, the Contract owner or anyone with a voting interest is the person entitled to give voting instructions. The number of shares that a person has a right to instruct will be determined by dividing the Contract Value allocated to the applicable Variable Sub-Account by the net asset value per share of the corresponding Fund as of the record date of the meeting. After the Payout Start Date, the person receiving income payments has the voting interest. The payee's number of votes will be determined by dividing the reserve for such Contract allocated to the applicable Sub-Account by the net asset value per share of the corresponding eligible Fund. The votes decrease as income payments are made and as the reserves for the Contract decrease.

We will vote shares attributable to Contracts for which we have not received instructions, as well as shares attributable to us, in the same proportion as we vote shares for which we have received instructions, unless we determine that we may vote such shares in our own discretion. We will apply voting instructions to abstain on any item to be voted upon on a pro-rata basis to reduce the votes eligible to be cast.

We reserve the right to vote Fund shares as we see fit without regard to voting instructions to the extent permitted by law. If we disregard voting instructions, we will include a summary of that action and our reasons for that action in the next semi-annual financial report we send to you.

CHANGES IN FUNDS. If the shares of any of the Funds are no longer available for investment by the Variable Account or if, in our judgment, further investment in such shares is no longer desirable in view of the purposes of the Contract, we may eliminate that Fund and substitute shares of another eligible investment fund. Any substitution of securities will comply with the requirements of the Investment Company Act of 1940. We also may add new Variable Sub-Accounts that invest in additional underlying mutual funds. We will notify you in advance of any change.


CONFLICTS OF INTEREST. The Funds sell their shares to separate accounts underlying both variable lifeinsurance and variable annuity contracts. It is conceivable that in the futureit may be unfavorable for variable life insurance separate accounts and variable annuity separate accounts to invest in the same Fund. The board of directors of the Funds monitors for possible conflicts among separate accounts buying shares of the Funds. Conflicts could develop for a variety of reasons. For example, differences in treatment under tax and other laws or the failure by a separate account to comply with such laws could cause a conflict. To eliminate a conflict, the Funds' board of directors may require a separate account to withdraw its participation in a Fund. A Fund's net asset value could decrease if it had to sell investment securities to pay redemption proceeds to a separate account withdrawing because of a conflict.



THE CONTRACT

DISTRIBUTION. ALFS, Inc. ("ALFS"), located at 3100 Sanders Road, Northbrook, IL 60062-7154, serves as principal underwriter of the Contracts. ALFS is a wholly owned subsidiary of Allstate Life Insurance Company. ALFS is a registered broker dealer under the Securities and Exchange Act of 1934, as amended ("EXCHANGE ACT"), and is a member of the National Association of Securities Dealers, Inc.


We will pay commissions to broker-dealers who sell the contracts. Commissions paid may vary, but we estimate that the total commissions paid on all Contract sales will not exceed 8.50% of all purchase payments. These commissions are intended to cover distribution expenses. Sometimes, we also pay the broker-dealer a persistency bonus in addition to the standard commissions. A persistency bonus is not expected to exceed 1.20%, on an annual basis, of the Contract Values considered in connection with the bonus. In some states, Contracts may be sold by representatives or employees of banks which may be acting as broker-dealers without separate registration under the Exchange Act, pursuant to legal and regulatory exceptions.


Allstate New York does not pay ALFS a commission for distribution of the Contracts. The underwriting agreement with ALFS provides that we will reimburse ALFS for any liability to Contract owners arising out of services rendered or Contracts issued.


ADMINISTRATION. We have primary responsibility for all administration of the Contracts and the Variable Account. We provide the following administrative services, among others:

-    issuance of the Contracts;

-    maintenance of Contract owner records;

-    Contract owner services;

-    calculation of unit values;

-    maintenance of the Variable Account; and

-    preparation of Contract owner reports.

We will send you Contract statements and transaction confirmations at least annually. You should notify us promptly in writing of any address change. You should read your statements and confirmations carefully and verify their accuracy. You should contact us promptly if you have a question about a periodic statement. We will investigate all complaints and make any necessary adjustments retroactively, but you must notify us of a potential error within a reasonable time after the date of the questioned statement. If you wait too long, we reserve the right to make the adjustment as of the date that we receive notice of the potential error.

We also will provide you with additional periodic and other reports, information and prospectuses as may be required by federal securities laws.


QUALIFIED PLANS
If you use the Contract within a qualified plan, the plan may impose different or additional conditions or limitations on withdrawals, waivers of withdrawal charges, death benefits, Payout Start Dates, income payments, and other Contract features. In addition, adverse tax consequences may result if qualified plan limits on distributions and other conditions are not met. Please consult your qualified plan administrator for more information.

LEGAL MATTERS
Bricker & Eckler, LLP, Columbus, Ohio, has advised Allstate New York on certain federal securities law matters. All matters of state insurance law pertaining to the Contracts, including the validity of the Contracts and Allstate New York's right to issue such Contracts under state insurance law, have been passed upon by Michael J. Velotta, General Counsel of Allstate New York.


TAXES
-------------------------------------------------------------------


THE FOLLOWING DISCUSSION IS GENERAL AND IS NOT INTENDED AS TAX ADVICE. ALLSTATE NEW YORK MAKES NO GUARANTEE REGARDING THE TAX TREATMENT OF ANY CONTRACT OR TRANSACTION INVOLVING A CONTRACT.


Federal, state, local and other tax consequences of ownership or receipt of distributions under an annuity contract depend on your individual circumstances. If you are concerned about any tax consequences with regard to your individual circumstances, you should consult a competent tax adviser.

TAXATION OF ANNUITIES IN GENERAL TAX DEFERRAL.
Generally, you are not taxed on increases in the Contract Value until a distribution occurs. This rule applies only where:

1.   the Contract owner is a natural person,

2. the investments of the Variable Account are "adequately diversified" according to Treasury Department regulations, and

3. Allstate New York is considered the owner of the Variable Account assets for federal income tax purposes.


NON-NATURAL OWNERS. As a general rule, annuity contracts owned by non-natural persons such as corporations, trusts, or other entities are not treated as annuity contracts for federal income tax purposes. The income on such contracts is taxed as ordinary income received or accrued by the owner during the taxable year. Please see the Statement of Additional Information for a discussion of several exceptions to the general rule for Contracts owned by non-natural persons.


DIVERSIFICATION REQUIREMENTS. For a Contract to be treated as an annuity for federal income tax purposes, the investments in the Variable Account must be "adequately diversified" consistent with standards under Treasury Department regulations. If the investments in the Variable Account are not adequately diversified, the Contract will not be treated as an annuity contract for federal income tax purposes. As a result, the income on the Contract will be taxed as ordinary income received or accrued by the Contract owner during the taxable year. Although Allstate New York does not have control over the Funds or their investments, we expect the Funds to meet the diversification requirements.


OWNERSHIP TREATMENT. The IRS has stated that you will be considered the owner of Variable Account assets if you possess incidents of ownership in those assets, such as the ability to exercise investment control over the assets. At the time the diversification regulations were issued, the Treasury Department announced that the regulations do not provide guidance concerning circumstances in which investor control of separate account investments may cause an investor to be treated as the owner of the separate account. The Treasury Department also stated that future guidance would be issued regarding the extent that owners could direct sub-account investments without being treated as owners of the underlying assets of the separate account.


Your rights under the Contract are different than those described by the IRS in rulings in which it found that contract owners were not owners of separate account assets. For example, you have the choice to allocate premiums and Contract Values among more investment alternatives. Also, you may be able to transfer among investment alternatives more frequently than in such rulings. These differences could result in you being treated as the owner of the Variable Account. If this occurs, income and gain from the Variable Account assets would be includible in your gross income. Allstate New York does not know what standards will be set forth in any regulations or rulings which the Treasury Department may issue. It is possible that future standards announced by the Treasury Department could adversely affect the tax treatment of your Contract. We reserve the right to modify the Contract as necessary to attempt to prevent you from being considered the federal tax owner of the assets of the Variable Account. However, we make no guarantee that such modification to the Contract will be successful.


TAXATION OF PARTIAL AND FULL WITHDRAWALS. If you make a partial withdrawal under a non-Qualified Contract, amounts received are taxable to the extent the Contract Value, without regard to surrender charges, exceeds the investment in the Contract. The investment in the Contract is the gross premium paid for the Contract minus any amounts previously received from the Contract if such amounts were properly excluded from your gross income. If you make a partial withdrawal under a Qualified Contract, the portion of the payment that bears the same ratio to the total payment that the investment in the Contract (i.e., nondeductible IRA contributions, after tax contributions to qualified plans) bears to the Contract Value, is excluded from your income. If you make a full withdrawal under a non-Qualified Contract or a Qualified Contract, the amount received will be taxable only to the extent it exceeds the investment in the Contract.

"Nonqualified distributions" from Roth IRAs are treated as made from contributions first and are included in gross income only to the extent that distributions exceed contributions. "Qualified distributions" from Roth IRAs are not included in gross income. "Qualified distributions" are any distributions made more than 5 taxable years after the taxable year of the first contribution to any Roth IRA and which are:

-    made on or after the date the individual attains age 59 1/2,

-    made to a beneficiary after the Contract owner's death,

-    attributable to the Contract owner being disabled, or

- for a first time home purchase (first time home purchases are subject to a lifetime limit of $10,000).

If you transfer a non-Qualified Contract without full and adequate consideration to a person other than your spouse (or to a former spouse incident to a divorce), you will be taxed on the difference between the investment in the Contract and the Contract Value at the time of transfer. Except for certain Qualified Contracts, any amount you receive as a loan under a Contract, and any assignment or pledge (or agreement to assign or pledge) of the Contract Value is treated as a withdrawal of such amount or portion.

TAXATION OF ANNUITY PAYMENTS. Generally, the rule for income taxation of annuity payments received from a non-Qualified Contract provides for the return of your investment in the Contract in equal tax-free amounts over the payment period. The balance of each payment received is taxable. For fixed annuity payments, the amount excluded from income is determined by multiplying the payment by the ratio of the investment in the Contract (adjusted for any refund feature or period certain) to the total expected value of annuity payments for the term of the Contract. If you elect variable annuity payments, the amount excluded from taxable income is determined by dividing the investment in the Contract by the total number of expected payments. The annuity payments will be fully taxable after the total amount of the investment in the Contract is excluded using these ratios. If you die, and annuity payments cease before the total amount of the investment in the Contract is recovered, the unrecovered amount will be allowed as a deduction for your last taxable year.

TAXATION OF ANNUITY DEATH BENEFITS. Death of a Contract owner, or death of the Annuitant if the Contract is owned by a non-natural person, will cause a distribution of death benefits from a Contract. Generally, such amounts are included in income as follows:

1. if distributed in a lump sum, the amounts are taxed in the same manner as a full withdrawal, or

2. if distributed under an annuity option, the amounts are taxed in the same manner as an annuity payment. Please see the Statement of Additional Information for more detail on distribution at death requirements.

PENALTY TAX ON PREMATURE DISTRIBUTIONS. A 10% penalty tax applies to the taxable amount of any premature distribution from a non-Qualified Contract. The penalty tax generally applies to any distribution made prior to the date you attain age 59 1/2. However, no penalty tax is incurred on distributions:

1.   made on or after the date the Contract owner attains age 59 1/2;

2.   made as a result of the Contract owner's death or disability;

3. made in substantially equal periodic payments over the Contract owner's life or life expectancy,

4.   made under an immediate annuity, or

5.   attributable to investment in the Contract before August 14, 1982.

You should consult a competent tax advisor to determine if any other exceptions to the penalty apply to your situation. Similar exceptions may apply to distributions from Qualified Contracts.


AGGREGATION OF ANNUITY CONTRACTS. All non-qualified deferred annuity contracts issued by Allstate New York (or its affiliates) to the same Contract owner during any calendar year will be aggregated and treated as one annuity contract for purposes of determining the taxable amount of a distribution.


TAX QUALIFIED CONTRACTS
Contracts may be used as investments with certain qualified plans such as:

- Individual Retirement Annuities or Accounts (IRAs) under Section 408 of the Code;

-    Roth IRAs under Section 408A of the Code;

-    Simplified Employee Pension Plans under Section 408(k) of the Code;

- Savings Incentive Match Plans for Employees (SIMPLE) Plans under Section 408(p) of the Code;

-    Tax Sheltered Annuities under Section 403(b) of the Code;

-    Corporate and Self Employed Pension and Profit Sharing Plans; and

-    State  and  Local   Government   and   Tax-Exempt   Organization   Deferred
     Compensation Plans.


The income on qualified plan and IRA investments is tax deferred and variable annuities held by such plans do not receive any additional tax deferral. You should review the annuity features, including all benefits and expenses, prior to purchasing a variable annuity in a qualified plan or IRA. Allstate New York reserves the right to limit the availability of the Contract for use with any of the Qualified Plans listed above.


In the case of certain qualified plans, the terms of the plans may govern the right to benefits, regardless of the terms of the Contract.

The Death Benefit and Qualified Contracts. Pursuant to IRS regulations, IRAs may not invest in life insurance contracts. We do not believe that these regulations prohibit the Death Benefit, including that provided by the optional Death Benefit, from being provided under the Contracts when we issue the Contracts as Traditional IRAs, Roth IRAs or SIMPLE IRAs. However, the law is unclear and it is possible that the presence of the Death Benefit under a Contract issued as a Traditional IRA, Roth IRA or SIMPLE IRAs could result in increased taxes to the owner.

It is also possible that the Death Benefit could be characterized as an incidental Death Benefit. If the Death Benefit were so characterized, this could result in currently taxable income to a Contract owner. In addition, there are limitations on the amount of incidental Death Benefits that may be provided under qualified plans, such as in connection with a 403(b) plan. Even if the Death Benefit under the Contract were characterized as an incidental Death Benefit, it is unlikely to violate those limits unless the Contract owner also purchases a life insurance contract in connection with such plan.


RESTRICTIONS UNDER SECTION 403(B) PLANS. Section 403(b) of the Tax Code provides tax-deferred retirement savings plans for employees of certain non-profit and educational organizations. Under Section 403(b), any Contract used for a 403(b) plan must provide that distributions attributable to salary reduction contributions made after December 31, 1998, and all earnings on salary reduction contributions, may be made only:

1. on or after the date the employee

- attains age 59 1/2,

- separates from service,

- dies,

- becomes disabled, or

2. on account of hardship (earnings on salary reduction contributions may not be distributed on the account of hardship).


These limitations do not apply to withdrawals where Allstate New York is directed to transfer some or all of the Contract Value to another 403(b) plan.


INCOME TAX WITHHOLDING
Allstate New York is required to withhold federal income tax at a rate of 20% on all "eligible rollover distributions" unless you elect to make a "direct rollover" of such amounts to an IRA or eligible retirement plan. Eligible rollover distributions generally include all distributions from Qualified Contracts, excluding IRAs, with the exception of:


1.   required minimum distributions, or

2. a series of substantially equal periodic payments made over a period of at least 10 years, or over the life (joint lives) of the participant (and beneficiary).


Allstate New York may be required to withhold federal and state income taxes on any distributions from non-Qualified Contracts or Qualified Contracts that are not eligible rollover distributions, unless you notify us of your election to not have taxes withheld.



ANNUAL REPORTS AND OTHER DOCUMENTS
-------------------------------------------------------------------


Allstate New York's annual report on Form 10-K for the year ended December 31, 2001 and its Form 10-Q reports for the quarter ended March 31, 2002 are incorporated herein by reference, which means that they are legally a part of this prospectus.


After the date of this prospectus and before we terminate the offering of the securities under this prospectus, all documents or reports we file with the SEC under the Exchange Act are also incorporated herein by reference, which means that they also legally become a part of this prospectus.

Statements in this prospectus, or in documents that we file later with the SEC and that legally become a part of this prospectus, may change or supersede statements in other documents that are legally part of this prospectus. Accordingly, only the statement that is changed or replaced will legally be a part of this prospectus.

We file our Exchange Act documents and reports, including our annual and quarterly reports on Form 10-K and Form 10-Q electronically on the SEC's "EDGAR" system using the identifying number CIK No. 0000947878. The SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov. You also can view these materials at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. For more information on the operations of SEC's Public Reference Room, call 1-800-SEC-0330.


If you have received a copy of this prospectus, and would like a free copy of any document incorporated herein by reference (other than exhibits not specifically incorporated by reference into the text of such documents), please write or call us at P.O. Box 94038, Palatine, IL 60094-4038 (telephone:
1-800-692-4682).


EXPERTS
The financial statements and related financial statement schedules of Allstate New York as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001, which are incorporated herein by reference, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which are incorporated herein by reference, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


The financial statements of the Variable Account as of December 31, 2001, and for each of the periods in the two years then ended that appear in the Statement of Additional Information have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing in the Statement of Additional Information, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

PERFORMANCE INFORMATION
-------------------------------------------------------------------

We may advertise the performance of the Variable Sub-Accounts, including yield and total return information. Total return represents the change, over a specified period of time, in the value of an investment in a Variable Sub-Account after reinvesting all income distributions. Yield refers to the income generated by an investment in a Variable Sub-Account over a specified period.

All performance advertisements will include, as applicable, standardized yield and total return figures that reflect the deduction of insurance charges, the contract maintenance charge, and withdrawal charge. Performance advertisements also may include total return figures that reflect the deduction of insurance charges, but not the contract maintenance or withdrawal charges. The deduction of such charges would reduce the performance shown. In addition, performance advertisements may include aggregate average, year-by-year, or other types of total return figures.

Performance information for periods prior to the inception date of the Variable Sub-Accounts will be based on the historical performance of the corresponding Funds for the periods beginning with the inception dates of the Funds and adjusted to reflect current Contract expenses. You should not interpret these figures to reflect actual historical performance of the Variable Account.

We may include in advertising and sales materials tax deferred compounding charts and other hypothetical illustrations that compare currently taxable and tax deferred investment programs based on selected tax brackets. Our advertisements also may compare the performance of our Variable Sub-Accounts with: (a) certain unmanaged market indices, including but not limited to the Dow Jones Industrial Average, the Standard & Poor's 500, and the Shearson Lehman Bond Index; and/or (b) other management investment companies with investment objectives similar to the underlying funds being compared. In addition, our advertisements may include the performance ranking assigned by various publications, including the Wall Street Journal, Forbes, Fortune, Money, Barron's, Business Week, USA Today, and statistical services, including Lipper Analytical Services Mutual Fund Survey, Lipper Annuity and Closed End Survey, the Variable Annuity Research Data Survey, and SEI.










                                                                      Appendix A

                                                   AIM Lifetime America Series Contract Comparison Chart


---------------------------- ------------------------------- --------------------------- ----------------------------
Feature                                AIM Classic                  AIM Regal                    AIM Freedom
---------------------------- ------------------------------- --------------------------- ----------------------------
---------------------------- ------------------------------- --------------------------- ----------------------------
Maximum Age of Contract      90                              90                          90
Owner and Annuitant on the
issue Date
---------------------------- ------------------------------- --------------------------- ----------------------------
---------------------------- ------------------------------- --------------------------- ----------------------------
Minimum Initial Purchase     $10,000                         $10,000                     $10,000
Payment
---------------------------- ------------------------------- --------------------------- ----------------------------
---------------------------- ------------------------------- --------------------------- ----------------------------

Fixed Account Options        o        6 Month DCA            o        6 Month DCA        o        6 Month DCA
                             o        12 Month DCA           o        12 Month DCA       o        12 Month DCA
                                  Standard                        Standard Fixed               Standard Fixed
                                  Fixed Account                       Account                     Account

---------------------------- ------------------------------- --------------------------- ----------------------------
---------------------------- ------------------------------- --------------------------- ----------------------------
Administrative Expense       0.10%                           0.10%                       0.10%
Charge
---------------------------- ------------------------------- --------------------------- ----------------------------
---------------------------- ------------------------------- --------------------------- ----------------------------
Mortality and Expense Risk   1.20%                           1.35%                       1.40%
Charge (without optional
benefit)
---------------------------- ------------------------------- --------------------------- ----------------------------
---------------------------- ------------------------------- --------------------------- ----------------------------

Preferred Withdrawal Amount  greater of 15% of purchase      Greater of 15% of           None

                             payments, or 15% of the         purchase payments, or 15%
                             Contract Value                  of the Contract Value
---------------------------- ------------------------------- --------------------------- ----------------------------
---------------------------- ------------------------------- --------------------------- ----------------------------

Withdrawal Charge            Year: 1 2 3 4 5 6 7 8           Year: 1 2 3 4               None
(measured from number of     %:    7 7 7 6 5 4 3 0           %:    7 6 6 0
complete years since we
received the purchase
payments)(as a percentage
of purchase payments
withdrawn in excess of the
Preferred Withdrawal Amount

---------------------------- ------------------------------- --------------------------- ----------------------------
---------------------------- ------------------------------- --------------------------- ----------------------------

---------------------------- ------------------------------- --------------------------- ----------------------------





STATEMENT OF ADDITIONAL INFORMATION
TABLE OF CONTENTS
-------------------------------------------------------------------



Description

----------------------------------------------------------------------------
   Additions, Deletions or Substitutions of Investments
----------------------------------------------------------------------------
   The Contract
----------------------------------------------------------------------------
      Purchases of Contracts
----------------------------------------------------------------------------
      Tax-free Exchanges (1035 Exchanges, Rollovers and Transfers)
----------------------------------------------------------------------------
   Performance Information
----------------------------------------------------------------------------
      Standardized Total Returns
----------------------------------------------------------------------------
      Non-standardized Total Returns
----------------------------------------------------------------------------
      Adjusted Historical Total Returns
----------------------------------------------------------------------------
   Calculation of Accumulation Unit Values
----------------------------------------------------------------------------
   Calculation of Variable Income Payments
----------------------------------------------------------------------------
      Calculation of Annuity Unit Values
----------------------------------------------------------------------------
   General Matters
----------------------------------------------------------------------------
      Incontestability
----------------------------------------------------------------------------
      Settlements
----------------------------------------------------------------------------
      Safekeeping of the Variable Account's Assets
----------------------------------------------------------------------------
      Premium Taxes
----------------------------------------------------------------------------
      Tax Reserves
----------------------------------------------------------------------------
   Federal Tax Matters
----------------------------------------------------------------------------
   Qualified Plans
----------------------------------------------------------------------------
   Experts
----------------------------------------------------------------------------
   Financial Statements
----------------------------------------------------------------------------


                         ------------------------------

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. WE DO NOT AUTHORIZE ANYONE TO PROVIDE ANY INFORMATION OR REPRESENTATIONS REGARDING THE OFFERING DESCRIBED IN THIS PROSPECTUS OTHER THAN AS CONTAINED IN THIS PROSPECTUS.

                THE AIM LIFETIME AMERICA VARIABLE ANNUITY SERIES
                         (AIM Lifetime America Classic,
                           AIM Lifeime America Regal,
                          AIM Lifetime America Freedom)


Allstate Life  Insurance Company of New York Statement of Additional Information
Allstate Life Insurance Company of New York                 dated May 1, 2002
Separate Account A
One Allstate Drive, Farmingville, New York 11738
Service Center
Post Office Box 94038
Palatine, IL 60094-4038
1 (800)  692- 4682


This Statement of Additional Information supplements the information in the prospectus for the AIM Lifetime America Variable Annuity Series. This Statement of Additional Information is not a prospectus. You should read it with the prospectus, dated, for the Contract. You may obtain a prospectus by calling or writing us at the address or telephone number listed above.


Except as otherwise noted, this Statement of Additional Information uses the same defined terms as the prospectus.



                                TABLE OF CONTENTS

Description                                                                Page
-----------                                                                ----
Additions, Deletions or Substitutions of Investments.......................
The Contract...............................................................
  Purchases................................................................
  Tax-free Exchanges (1035 Exchanges, Rollovers and Transfers).............
Performance Information....................................................
Calculation of Accumulation Unit Values....................................
Calculation of Variable Income Payments....................................
General Matters
  Incontestability.........................................................
  Settlements..............................................................
  Safekeeping of the Variable Account's Assets.............................
  Premium Taxes............................................................
  Tax Reserves.............................................................
Federal Tax Matters........................................................
Qualified Plans............................................................
Experts....................................................................
Financial Statements.......................................................

ADDITIONS, DELETIONS OR SUBSTITUTIONS OF INVESTMENTS

We may add, delete, or substitute the Fund shares held by any Variable Sub-Account to the extent the law permits. We may substitute shares of any Fund with those of another Fund of the same or different mutual fund if the shares of the Fund are no longer available for investment, or if we believe investment in any Fund would become inappropriate in view of the purposes of the Variable Account.

We will not substitute shares attributable to a Contract owner's interest in a Variable Sub-Account until we have notified the Contract owner of the change, and until the Securities and Exchange Commission has approved the change, to the extent such notification and approval are required by law. Nothing contained in this Statement of Additional Information shall prevent the Variable Account from purchasing other securities for other series or classes of contracts, or from effecting a conversion between series or classes of contracts on the basis of requests made by Contract owners.

We also may establish additional Variable Sub-Accounts or series of Variable Sub-Accounts. Each additional Variable Sub-Account would purchase shares in a new Fund of the same or different mutual fund. We may establish new Variable Sub-Accounts when we believe marketing needs or investment conditions warrant. We determine the basis on which we will offer any new Variable Sub-Accounts in conjunction with the Contract to existing Contract owners. We may eliminate one or more Variable Sub-Accounts if, in our sole discretion, marketing, tax or investment conditions so warrant.

We may, by appropriate endorsement, change the Contract as we believe necessary or appropriate to reflect any substitution or change in the Funds. If we believe the best interests of persons having voting rights under the Contracts would be served, we may operate the Variable Account as a management company under the Investment Company Act of 1940 or we may withdraw its registration under such Act if such registration is no longer required.

THE CONTRACT

The Contract is primarily designed to aid individuals in long-term financial planning. You can use it for retirement planning regardless of whether the retirement plan qualifies for special federal income tax treatment.

PURCHASE OF CONTRACTS

We offer the Contracts to the public through banks as well as brokers licensed under the federal securities laws and state insurance laws. The principal underwriter for the Variable Account, ALFS, Inc., distributes the Contracts. ALFS is an affiliate of Allstate New York. The offering of the Contracts is continuous. We do not anticipate discontinuing the offering of the Contracts, but we reserve the right to do so at any time.

TAX-FREE EXCHANGES (1035 EXCHANGES, ROLLOVERS AND TRANSFERS)

We accept purchase payments that are the proceeds of a Contract in a transaction qualifying for a tax-free exchange under Section 1035 of the Internal Revenue Code ("Code"). Except as required by federal law in calculating the basis of the Contract, we do not differentiate between Section 1035 purchase payments and non-Section 1035 purchase payments.

We also accept "rollovers" and transfers from Contracts qualifying as tax-sheltered annuities ("TSAs"), individual retirement annuities or accounts ("IRAs"), or any other Qualified Contract that is eligible to "rollover" into an IRA. We differentiate among non-Qualified Contracts, TSAs, IRAs and other Qualified Contracts to the extent necessary to comply with federal tax laws. For example, we restrict the assignment, transfer, or pledge of TSAs and IRAs so the Contracts will continue to qualify for special tax treatment. A Contract owner contemplating any such exchange, rollover or transfer of a Contract should contact a competent tax adviser with respect to the potential effects of such a transaction.

PERFORMANCE INFORMATION

From time to time we may advertise the "standardized," "non-standardized," and "adjusted historical" total returns of the Variable Sub-Accounts, as described below. Please remember that past performance is not an estimate or guarantee of future performance and does not necessarily represent the actual experience of amounts invested by a particular Contract owner. Also, please note that the performance figures shown do not reflect any applicable taxes.

STANDARDIZED TOTAL RETURNS

A Variable Sub-Account's standardized total return represents the average annual total return of that Sub-Account over a particular period. We compute standardized total return by finding the annual percentage rate that, when compounded annually, will accumulate a hypothetical $1,000 purchase payment to the redeemable value at the end of the one, five or ten year period, or for a period from the date of commencement of the Variable Sub-Account's operations, if shorter than any of the foregoing. We use the following formula prescribed by the SEC for computing standardized total return:

                              $1,000(1 + T)n = ERV

where:

     T    = average annual total return

     ERV = ending redeemable value of a hypothetical $1,000 payment made at the beginning of 1, 5, or 10 year periods or shorter period

     n    = number of years in the period

     1000 = hypothetical $1,000 investment

When factoring in the withdrawal charge assessed upon redemption, we exclude the Preferred Withdrawal Amount, which is the amount you can withdraw from the Contract without paying a withdrawal charge. We also use the withdrawal charge that would apply upon redemption at the end of each period. Thus, for example, when factoring in the withdrawal charge for a one year standardized total return calculation, we would use the withdrawal charge that applies to a withdrawal of a purchase payment made one year prior.

When factoring in the contract maintenance charge, we pro rate the charge by dividing (i) the contract maintenance charge by (ii) an assumed average Contract size of $50,000. We then multiply the resulting percentage by a hypothetical $1,000 investment.

The standardized total returns for the Variable Sub-Accounts for the periods ended December 31, 2001 are set out below. The Contract was first offered for sale on May , 2002. Accordingly, the performance shown reflects the historical performance of the Variable Sub-Accounts, adjusted to reflect the current charges under the Contract that would have applied had it been available during the periods shown. No standardized total returns are shown for the Money Market Variable Sub-Account.




(Without the Enhanced  Death Benefit Option for Classic)


                                                           10 Years or Since
Fund                             One Year    Five Years   Inception (if less)*

AIM V.I. Aggressive Growth
AIM V.I. Balanced
AIM V.I. Capital Appreciation
AIM V.I. Capital Development
AIM V.I. Diversified Income
AIM V.I. Global Utilities
AIM V.I. Government Securities
AIM V.I. Growth
AIM V.I. Growth & Income
AIM V.I  High Yield
AIM V.I. International Equity
AIM V.I. Money Market
AIM V.I. Value
AIM V.I. Blue Chip
AIM V.I. Dent Demographic Trends
AIM V.I. Telecommunications
         and Technology





(Without the Enhanced Death Benefit Option for Regal)


                                                                10 Years or
Fund                            One Year  Five Years  Since Inception (if less)*


AIM V.I.  Aggressive Growth
AIM V.I.  Balanced
AIM V.I.  Capital Appreciation
AIM V.I.  Capital Development
AIM V.I.  Diversified Income
AIM V.I.  Global Utilities
AIM V.I.  Government Securities
AIM V.I.  Growth
AIM V.I.  Growth & Income
AIM V.I.  High Yield
AIM V.I.  International Equity
AIM V.I.  Money Market
AIM V.I.  Value
AIM V.I.  Blue Chip
AIM V.I.  Dent Demographic Trends
AIM V.I.  Telecommunications
          and Technology






(Without the Enhanced Death Benefit Option for Freedom)

                                                                10 Years or
Fund                            One Year  Five Years  Since Inception (if less)*


AIM V.I.  Aggressive Growth
AIM V.I.  Balanced
AIM V.I.  Capital Appreciation
AIM V.I.  Capital Development
AIM V.I.  Diversified Income
AIM V.I.  Global Utilities
AIM V.I.  Government Securities
AIM V.I.  Growth
AIM V.I.  Growth & Income
AIM V.I.  High Yield
AIM V.I.  International Equity
AIM V.I.  Money Market
AIM V.I.  Value
AIM V.I.  Blue Chip
AIM V.I.  Dent Demographic Trends
AIM V.I.  Telecommunications
          and Technology




(With the Enhanced Death Benefit Option for Classic)



                                                                     10 Years or
Fund                                   One Year    Five Years    Since Inception (if less)*


AIM V.I. Aggressive Growth
AIM V.I. Balanced
AIM V.I. Capital Appreciation
AIM V.I. Capital Development
AIM V.I. Diversified Income
AIM V.I. Global Utilities
AIM V.I. Government Securities
AIM V.I. Growth
AIM V.I. Growth & Income
AIM V.I. High Yield
AIM V.I. International Equity
AIM V.I. Money Market
AIM V.I. Value
AIM V.I. Blue Chip
AIM V.I. Dent Demographic Trends
AIM V.I. Telecommunications
         and Technology

*The inception dates of the Variable Sub-Accounts appear in the footnote to the preceding table.




(With the Enhanced Death Benefit Option for Regal)

                                                                     10 Years or
Fund                                   One Year    Five Years    Since Inception (if less)*


AIM V.I. Aggressive Growth
AIM V.I. Balanced
AIM V.I. Capital Appreciation
AIM V.I. Capital Development
AIM V.I. Diversified Income
AIM V.I. Global Utilities
AIM V.I. Government Securities
AIM V.I. Growth
AIM V.I. Growth & Income
AIM V.I. High Yield
AIM V.I. International Equity
AIM V.I. Money Market
AIM V.I. Value
AIM V.I. Blue Chip
AIM V.I. Dent Demographic Trends
AIM V.I. Telecommunications
         and Technology



(With the Enhanced Death Benefit Option for Freedom)

                                                                     10 Years or
Fund                                   One Year    Five Years    Since Inception (if less)*


AIM V.I. Aggressive Growth
AIM V.I. Balanced
AIM V.I. Capital Appreciation
AIM V.I. Capital Development
AIM V.I. Diversified Income
AIM V.I. Global Utilities
AIM V.I. Government Securities
AIM V.I. Growth
AIM V.I. Growth & Income
AIM V.I. High Yield
AIM V.I. International Equity
AIM V.I. Money Market
AIM V.I. Value
AIM V.I. Blue Chip
AIM V.I. Dent Demographic Trends
AIM V.I. Telecommunications
         and Technology











NON-STANDARDIZED TOTAL RETURNS

From time to time, we also may quote rates of return that reflect changes in the values of each Variable Sub-Account's accumulation units. We may quote these "non-standardized total returns" on an annualized, cumulative, year-by-year, or other basis. These rates of return take into account asset-based charges, such as the mortality and expense risk charge and administration charge. However, these rates of return do not reflect withdrawal charges, contract maintenance charges, or any taxes. Such charges, if reflected, would reduce the performance shown.

Annualized returns reflect the rate of return that, when compounded annually, would equal the cumulative rate of return for the period shown. We compute annualized returns according to the following formula:

Annualized Return = (1 + r)1/n -1 where r = cumulative rate of return for the period shown, and n = number of years in the period.

The method of computing annualized rates of return is similar to that for computing standardized performance, described above, except that rather than using a hypothetical $1,000 investment and the ending redeemable value thereof, we use the changes in value of an accumulation unit.

Cumulative rates of return reflect the cumulative change in value of an accumulation unit over the period shown. Year-by-year rates of return reflect the change in value of an accumulation unit during the course of each year shown. We compute these returns by dividing the accumulation unit value at the end of each period shown, by the accumulation unit value at the beginning of that period, and subtracting one. We compute other total returns on a similar basis.

We may quote non-standardized total returns for 1, 3, 5 and 10 year periods, or period since inception of the Variable Sub-Account's operations, as well as other periods, such as "year-to-date" (prior calendar year end to the day stated in the advertisement); "year to most recent quarter" (prior calendar year end to the end of the most recent quarter); the prior calendar year; and the "n" most recent calendar years.

The non-standardized annualized total returns for the Variable Sub-Accounts for the period ended December 31, 2001 are set out below. The Contract was first offered for sale as of May , 2002. Accordingly, the performance shown reflects the historical performance of the Variable Sub-Accounts, adjusted to reflect the current asset-based charges (but not the withdrawal charge, contract maintenance charge, or taxes) under the Contract that would have applied had it been available during the period shown. No non-standardized total returns are shown for the Money Market Variable Sub-Account.





(Without the Enhanced  Death Benefit Option for Classic)

                                                                   10 Years or Since
Variable Sub-Account                    One Year      Five Years    Inception (if less)*


AIM V.I. Aggressive Growth
AIM V.I. Balanced
AIM V.I. Capital Appreciation
AIM V.I. Capital Development
AIM V.I. Diversified Income
AIM V.I. Global Utilities
AIM V.I. Government Securities
AIM V.I. Growth
AIM V.I. Growth & Income
AIM V.I. High Yield
AIM V.I. International Equity
AIM V.I. Money Market
AIM V.I. Value
AIM V.I. Blue Chip
AIM V.I. Dent Demographic Trends
AIM V.I. Telecommunications
         and Technology






(Without the Enhanced Death Benefit Option for Regal)

                                                                 10 Years or Since
Variable Sub-Account               One Year      Five Years     Inception (if less)*


AIM V.I. Aggressive Growth
AIM V.I. Balanced
AIM V.I. Capital Appreciation
AIM V.I. Capital Development
AIM V.I. Diversified Income
AIM V.I. Global Utilities
AIM V.I. Government Securities
AIM V.I. Growth
AIM V.I. Growth & Income
AIM V.I. High Yield
AIM V.I. International Equity
AIM V.I. Money Market
AIM V.I. Value
AIM V.I. Blue Chip
AIM V.I. Dent Demgraphic Trends
AIM V.I. Telecommunications
         and Technology











(Without Enhanced Death Benefit Option for Freedom)

                                                                     10 Years or
Fund                                  One Year    Five Years    Since Inception (if less)*


AIM V.I. Aggressive Growth
AIM V.I. Balanced
AIM V.I. Capital Appreciation
AIM V.I. Capital Development
AIM V.I. Diversified Income
AIM V.I. Global Utilities
AIM V.I. Government Securities
AIM V.I. Growth
AIM V.I. Growth & Income
AIM V.I. High Yield
AIM V.I. International Equity
AIM V.I. Money Market
AIM V.I. Value
AIM V.I. Blue Chip
AIM V.I. Dent Demographic Trends
AIM V.I. Telecommunications
         and Technology






(With the Enhanced Death Benefit Option for Classic)


                                                                       10 Years or
Fund                                   One Year    Five Years      Since Inception (if less)*

AIM V.I. Aggressive Growth
AIM V.I. Balanced
AIM V.I. Capital Appreciation
AIM V.I. Capital Development
AIM V.I. Diversified Income
AIM V.I. Global Utilities
AIM V.I. Government Securities
AIM V.I. Growth
AIM V.I. Growth & Income
AIM V.I. High Yield
AIM V.I. International Equity
AIM V.I. Money Market
AIM V.I. Value
AIM V.I. Blue Chip
AIM V.I. Dent Demographic Trends
AIM V.I. Telecommunications
         and Technology




(With the Enhanced Death Benefit Option for Regal)


                                                                       10 Years or
Fund                                   One Year    Five Years      Since Inception (if less)*

AIM V.I. Aggressive Growth
AIM V.I. Balanced
AIM V.I. Capital Appreciation
AIM V.I. Capital Development
AIM V.I. Diversified Income
AIM V.I. Global Utilities
AIM V.I. Government Securities
AIM V.I. Growth
AIM V.I. Growth & Income
AIM V.I. High Yield
AIM V.I. International Equity
AIM V.I. Money Market
AIM V.I. Value
AIM V.I. Blue Chip
AIM V.I. Dent Demographic Trends
AIM V.I. Telecommunications
         and Technology


(With the Enhanced Death Benefit Option for Freedom)


                                                                       10 Years or
Fund                                   One Year    Five Years      Since Inception (if less)*

AIM V.I. Aggressive Growth
AIM V.I. Balanced
AIM V.I. Capital Appreciation
AIM V.I. Capital Development
AIM V.I. Diversified Income
AIM V.I. Global Utilities
AIM V.I. Government Securities
AIM V.I. Growth
AIM V.I. Growth & Income
AIM V.I. High Yield
AIM V.I. International Equity
AIM V.I. Money Market
AIM V.I. Value
AIM V.I. Blue Chip
AIM V.I. Dent Demographic Trends
AIM V.I. Telecommunications
         and Technology


ADJUSTED HISTORICAL TOTAL RETURNS

We may advertise the total return for periods prior to the date that the Variable Sub-Accounts commenced operations. We will calculate such "adjusted historical total returns" using the historical performance of the underlying Funds and adjusting such performance to reflect the current level of charges that apply to the Variable Sub-Accounts under the Contract, the contract maintenance charge, and the appropriate withdrawal charge.

The adjusted historical total returns for the Variable Sub-Accounts for the periods ended December 31, 2001 are set out below.



The inception dates of the Funds corresponding to the Variable Sub-Accounts are as follows:

          AIM V.I. Aggressive Growth Fund                    May 1, 1998
          AIM V.I. Balanced Fund                             May 1, 1998
          AIM V.I. Blue Chip                                 December 29, 1999
          AIM V.I. Capital Appreciation Fund                 May 5, 1993
          AIM V.I. Capital Development Fund                  May 1, 1998
          AIM V.I. Dent Demographics                         December 29, 1999
          AIM V.I. Diversified Income Fund                   May 5, 1993
          AIM V.I. Global Utilities Fund                     May 2, 1994
          AIM V.I. Government Securities Fund                May 5, 1993
          AIM V.I. Growth Fund                               May 5, 1993
          AIM V.I. Growth and Income Fund                    May 2, 1994
          AIM V.I. High Yield Fund                           May 1, 1998
          AIM V.I. International Equity Fund                 May 5, 1993
          AIM V.I. Telecommunications and Technology         October 18, 1993
          AIM V.I. Value Fund                                May 5, 1993

(Without the Enhanced  Death Benefit Option Classic)
                                                                        10 Years or Since
Variable Sub-Account                     One Year      Five Years      Inception of Fund (if less)


AIM V.I. Aggressive Growth
AIM V.I. Balanced
AIM V.I. Capital Appreciation
AIM V.I. Capital Development
AIM V.I. Diversified Income
AIM V.I. Global Utilities
AIM V.I. Government Securities
AIM V.I. Growth
AIM V.I. Growth & Income
AIM V.I. High Yield
AIM V.I. International Equity
AIM V.I. Money Market
AIM V.I. Value
AIM V.I. Blue Chip
AIM V.I. Dent Demographic Trends
AIM V.I. Telecommunications
         and Technolgy






(Without the Enhanced  Death Benefit Option Regal)
                                                                        10 Years or Since
Variable Sub-Account                     One Year      Five Years      Inception of Fund (if less)


AIM V.I. Aggressive Growth
AIM V.I. Balanced
AIM V.I. Capital Appreciation
AIM V.I. Capital Development
AIM V.I. Diversified Income
AIM V.I. Global Utilities
AIM V.I. Government Securities
AIM V.I. Growth
AIM V.I. Growth & Income
AIM V.I. High Yield
AIM V.I. International Equity
AIM V.I. Money Market
AIM V.I. Value
AIM V.I. Blue Chip
AIM V.I. Dent Demographic Trends
AIM V.I. Telecommunications
         and Technolgy


(Without the Enhanced  Death Benefit Option Freedom)
                                                                        10 Years or Since
Variable Sub-Account                     One Year      Five Years      Inception of Fund (if less)


AIM V.I. Aggressive Growth
AIM V.I. Balanced
AIM V.I. Capital Appreciation
AIM V.I. Capital Development
AIM V.I. Diversified Income
AIM V.I. Global Utilities
AIM V.I. Government Securities
AIM V.I. Growth
AIM V.I. Growth & Income
AIM V.I. High Yield
AIM V.I. International Equity
AIM V.I. Money Market
AIM V.I. Value
AIM V.I. Blue Chip
AIM V.I. Dent Demographic Trends
AIM V.I. Telecommunications
         and Technolgy





(With the Enhanced Death Benefit Option Classic)

                                                                          10 Years or Since
Variable Sub-Account                   One Year     Five Years      Inception of Fund (if less)


AIM V.I. Aggressive Growth
AIM V.I. Balanced
AIM V.I. Capital Appreciation
AIM V.I. Capital Development
AIM V.I. Diversified Income
AIM V.I. Global Utilities
AIM V.I. Government Securities
AIM V.I. Growth
AIM V.I. Growth & Income
AIM V.I. High Yield
AIM V.I. International Equity
AIM V.I. Money Market
AIM V.I. Value
AIM V.I. Blue Chip
AIM V.I. Dent Demographic Trends
AIM V.I. Telecommunications
         and Technolgy








(With the Enhanced Death Benefit Option Regal)



                                                                     10 Years or
Fund                                 One Year    Five Years    Since Inception (if less)

AIM V.I. Aggressive Growth
AIM V.I. Balanced
AIM V.I. Capital Appreciation
AIM V.I. Capital Development
AIM V.I. Diversified Income
AIM V.I. Global Utilities
AIM V.I. Government Securities
AIM V.I. Growth
AIM V.I. Growth & Income
AIM V.I. High Yield
AIM V.I. International Equity
AIM V.I. Money Market
AIM V.I. Value
AIM V.I. Blue Chip
AIM V.I. Dent Demographic Trends
AIM V.I. Telecommunications
         and Technology


(With the Enhanced Death Benefit Option Freedom)

                                                                          10 Years or Since
Variable Sub-Account                   One Year     Five Years      Inception of Fund (if less)


AIM V.I. Aggressive Growth
AIM V.I. Balanced
AIM V.I. Capital Appreciation
AIM V.I. Capital Development
AIM V.I. Diversified Income
AIM V.I. Global Utilities
AIM V.I. Government Securities
AIM V.I. Growth
AIM V.I. Growth & Income
AIM V.I. High Yield
AIM V.I. International Equity
AIM V.I. Money Market
AIM V.I. Value
AIM V.I. Blue Chip
AIM V.I. Dent Demographic Trends
AIM V.I. Telecommunications
         and Technolgy



Calculation of Accumulation Unit Values

The value of Accumulation Units will change each Valuation Period according to the investment performance of the Fund shares purchased by each Variable Sub-Account and the deduction of certain expenses and charges. A "Valuation Period" is the period from the end of one Valuation Date and continues to the end of the next Valuation Date. A Valuation Date ends at the close of regular trading on the New York Stock Exchange (currently 4:00 p.m. Eastern Time).

The Accumulation Unit Value of a Variable Sub-Account for any Valuation Period equals the Accumulation Unit Value as of the immediately preceding Valuation Period, multiplied by the Net Investment Factor (described below) for that Sub-Account for the current Valuation Period.

NET INVESTMENT FACTOR

The Net Investment Factor for a Valuation Period is a number representing the change, since the last Valuation Period, in the value of Sub-account assets per Accumulation Unit due to investment income, realized or unrealized capital gain or loss, deductions for taxes, if any, and deductions for the mortality and expense risk charge and administrative expense charge. We determine the Net Investment Factor for each Variable Sub-Account for any Valuation Period by dividing (A) by (B) and reduced by (C) from the result, where:

     (A) is the sum of:

          (1) the net asset value per share of the Fund underlying the Variable Sub-Account determined at the end of the current Valuation Period; plus,

          (2)  the  per  share   amount  of  any   dividend   or  capital   gain
               distributions   made  by  the  Fund   underlying   the   Variable
               Sub-Account during the current Valuation Period;

     (B) is the net asset value per share of the Fund underlying the Variable Sub-Account determined as of the end of the immediately preceding Valuation Period; and

     (C) is the annualized mortality and expense risk and administrative expense charges divided by the number of days in the current calendar year and then multiplied by the number of calendar days in the current Valuation Period.

CALCULATION OF VARIABLE INCOME PAYMENTS

We calculate the amount of the first variable income payment under an Income Plan by applying the Contract Value allocated to each Variable Sub-Account less any applicable premium tax charge deducted at the time, to the income payment tables in the Contract. There is no premium tax in New York at this time We divide the amount of the first variable annuity income payment by the Variable Sub-Account's then current Annuity Unit value to determine the number of annuity units ("Annuity Units") upon which later income payments will be based. To determine income payments after the first, we simply multiply the number of Annuity Units determined in this manner for each Variable Sub-Account by the then current Annuity Unit value ("Annuity Unit Value") for that Variable Sub-Account.

CALCULATION OF ANNUITY UNIT VALUES

Annuity Units in each Variable Sub-Account are valued separately and Annuity Unit Values will depend upon the investment experience of the particular Fund in which the Variable Sub-Account invests. We calculate the Annuity Unit Value for each Variable Sub-Account at the end of any Valuation Period by:

o multiplying the Annuity Unit Value at the end of the immediately preceding Valuation Period by the Variable Sub-Account's Net Investment Factor (described in the preceding section) for the Period; and then

o dividing the product by the sum of 1.0 plus the assumed investment rate for the Valuation Period.


The assumed investment rate adjusts for the interest rate assumed in the income payment tables used to determine the dollar amount of the first variable income payment, and is at an effective annual rate which is disclosed in the Contract.

We determine the amount of the first variable income payment paid under an Income Plan using the income payment tables set out in the Contracts. The Contracts include tables that differentiate on the basis of sex, except in states that require the use of unisex tables.


GENERAL MATTERS

INCONTESTABILITY

We will not contest the Contract after we issue it.

SETTLEMENTS

We may require you to return the Contract to us prior to any settlement. We must receive due proof of the Contract owner(s) death (or Annuitant's death if there is a non-natural Contract owner) before we will settle a death claim.

SAFEKEEPING OF THE VARIABLE ACCOUNT'S ASSETS

We hold title to the assets of the Variable Account. We keep the assets physically segregated and separate and apart from our general corporate assets. We maintain records of all purchases and redemptions of the Fund shares held by each of the Variable Sub-Accounts.

The Funds do not issue stock certificates. Therefore, we hold the Variable Account's assets in open account in lieu of stock certificates. See the Funds' prospectuses for a more complete description of the custodian of the Funds.

PREMIUM TAXES

Applicable premium tax rates depend on the Contract owner's state of residency and the insurance laws and our status in those states where premium taxes are incurred. Premium tax rates may be changed by legislation, administrative interpretations, or judicial acts. The State of New York currently does not impose a premium tax.

TAX RESERVES

We do not establish capital gains tax reserves for any Variable Sub-Account nor do we deduct charges for tax reserves because we believe that capital gains attributable to the Variable Account will not be taxable. However, we reserve the right to deduct charges to establish tax reserves for potential taxes on realized or unrealized capital gains.

FEDERAL TAX MATTERS

THE FOLLOWING DISCUSSION IS GENERAL AND IS NOT INTENDED AS TAX ADVICE. WE MAKE NO GUARANTEE REGARDING THE TAX TREATMENT OF ANY CONTRACT OR TRANSACTION INVOLVING A CONTRACT.

Federal, state, local and other tax consequences of ownership or receipt of distributions under an annuity contract depend on the individual circumstances of each person. If you are concerned about any tax consequences with regard to your individual circumstances, you should consult a competent tax adviser.

TAXATION OF  ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

Allstate New York is taxed as a life insurance company under Part I of Subchapter L of the Internal Revenue Code. Since the Variable Account is not an entity separate from Allstate New York, and its operations form a part of Allstate New York, it will not be taxed separately as a "Regulated Investment Company" under Subchapter M of the Code. Investment income and realized capital gains of the Variable Account are automatically applied to increase reserves under the contract. Under existing federal income tax law, Allstate New York believes that the Variable Account investment income and capital gains will not be taxed to the extent that such income and gains are applied to increase the reserves under the contract. Accordingly, Allstate New York does not anticipate that it will incur any federal income tax liability attributable to the Variable Account, and therefore Allstate New York does not intend to make provisions for any such taxes. If Allstate New York is taxed on investment income or capital gains of the Variable Account, then Allstate New York may impose a charge against the Variable Account in order to make provision for such taxes.

EXCEPTIONS TO THE NON-NATURAL OWNER RULE

There are several exceptions to the general rule that annuity contracts held by a non-natural owner are not treated as annuity contracts for federal income tax purposes. Contracts will generally be treated as held by a natural person if the nominal owner is a trust or other entity which holds the Contract as agent for a natural person. However, this special exception will not apply in the case of an employer who is the nominal owner of an annuity contract under a non-qualified deferred compensation arrangement for its employees. Other exceptions to the non-natural owner rule are: (1) contracts acquired by an estate of a decedent by reason of the death of the decedent; (2) certain qualified contracts; (3) contracts purchased by employers upon the termination of certain qualified plans; (4) certain contracts used in connection with structured settlement agreements, and (5) contracts purchased with a single premium when the annuity starting date is no later than a year from purchase of the annuity and substantially equal periodic payments are made, not less frequently than annually, during the annuity period.

IRS REQUIRED DISTRIBUTION AT DEATH RULES

In order to be considered an annuity contract for federal income tax purposes, an annuity contract must provide: (1) if any owner dies on or after the annuity start date but before the entire interest in the contract has been distributed, the remaining portion of such interest must be distributed at least as rapidly as under the method of distribution being used as of the date of the owner's death; (2) if any owner dies prior to the annuity start date, the entire interest in the contract will be distributed within five years after the date of the owner's death. These requirements are satisfied if any portion of the owner's interest which is payable to (or for the benefit of) a designated beneficiary is distributed over the life of such beneficiary (or over a period not extending beyond the life expectancy of the beneficiary) and the distributions begin within one year of the owner's death. If the owner's designated beneficiary is the surviving spouse of the owner, the contract may be continued with the surviving spouse as the new owner. If the owner of the contract is a non-natural person, then the annuitant will be treated as the owner for purposes of applying the distribution at death rules. In addition, a change in the annuitant on a contract owned by a non-natural person will be treated as the death of the owner.


QUALIFIED PLANS

The Contract may be used with several types of qualified plans. The income on qualified plan and IRA investments is tax deferred and variable annuites held by such plans do not receive any additional tax deferral. You should review the annuity features, including all benefits and expenses, prior to purchasing a variable annuity in a qualified plan or IRA. Allstate New York reserves the right to limit the availability of the Contract for use with any of the Qualified Plans listed below.

The tax rules applicable to participants in such qualified plans vary according to the type of plan and the terms and conditions of the plan itself. Adverse tax consequences may result from excess contributions, premature distributions, distributions that do not conform to specified commencement and minimum distribution rules, excess distributions and in other circumstances. Contract owners and participants under the plan and annuitants and beneficiaries under the Contract may be subject to the terms and conditions of the plan regardless of the terms of the Contract.

INDIVIDUAL RETIREMENT ANNUITIES

Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity (IRA). Individual Retirement Annuities are subject to limitations on the amount that can be contributed and on the time when distributions may commence. Certain distributions from other types of qualified plans may be "rolled over" on a tax-deferred basis into an Individual Retirement Annuity. An IRA generally may not provide life insurance, but it may provide a death benefit that equals the greater of the premiums paid and the Contract's Cash Value. The Contract provides a death benefit that in certain circumstances may exceed the greater of the payments and the Contract Value. It is possible that the death benefit could be viewed as violating the prohibition on investment in life insurance contracts with the result that the Contract would not be viewed as satisfying the requirements of an IRA.

ROTH INDIVIDUAL RETIREMENT ANNUITIES

Section 408A of the Code permits eligible individuals to make nondeductible contributions to an individual retirement program known as a Roth Individual Retirement Annuity. Roth Individual Retirement Annuities are subject to limitations on the amount that can be contributed and on the time when distributions may commence. "Qualified distributions" from Roth Individual Retirement Annuities are not includible in gross income. "Qualified distributions" are any distributions made more than five taxable years after the taxable year of the first contribution to the Roth Individual Retirement Annuity, and which are made on or after the date the individual attains age 59 1/2, made to a beneficiary after the owner's death, attributable to the owner being disabled or for a first time home purchase (first time home purchases are subject to a lifetime limit of $10,000). "Nonqualified distributions" are treated as made from contributions first and are includible in gross income to the extent such distributions exceed the contributions made to the Roth
Individual Retirement Annuity. The taxable portion of a "nonqualified distribution" may be subject to the 10% penalty tax on premature distributions. Subject to certain limitations, a traditional Individual Retirement Account or Annuity may be converted or "rolled over" to a Roth Individual Retirement Annuity. The taxable portion of a conversion or rollover distribution is includible in gross income, but is exempted from the 10% penalty tax on premature distributions.

SIMPLIFIED EMPLOYEE PENSION PLANS

Section 408(k) of the Code allows employers to establish simplified employee pension plans for their employees using the employees' individual retirement annuities if certain criteria are met. Under these plans the employer may, within specified limits, make deductible contributions on behalf of the employees to their individual retirement annuities. Employers intending to use the Contract in connection with such plans should seek competent advice. In particular, employers should consider that an IRA generally may not provide life insurance, but it may provide a death benefit that equals the greater of the premiums paid and the contract's cash value. The Contract provides a death benefit that in certain circumstances may exceed the greater of the payments and the Contract Value.

SAVINGS INCENTIVE MATCH PLANS FOR EMPLOYEES (SIMPLE PLANS)

Sections 408(p) and 401(k) of the Code allow employers with 100 or fewer employees to establish SIMPLE retirement plans for their employees. SIMPLE plans may be structured as a SIMPLE retirement account using an employee's IRA to hold the assets or as a Section 401(k) qualified cash or deferred arrangement. In general, a SIMPLE plan consists of a salary deferral program for eligible employees and matching or non-elective contributions made by employers. Employers intending to use the Contract in conjunction with SIMPLE plans should seek competent tax and legal advice.

TAX SHELTERED ANNUITIES

Section 403(b) of the Code permits public school employees and employees of certain types of tax-exempt organizations (specified in Section 501(c)(3) of the Code) to have their employers purchase annuity contracts for them, and subject to certain limitations, to exclude the purchase payments from the employees' gross income. An annuity contract used for a Section 403(b) plan must provide that distributions attributable to salary reduction contributions made after 12/31/88, and all earnings on salary reduction contributions, may be made only on or after the date the employee attains age 59 1/2, separates from service, dies, becomes disabled or on the account of hardship (earnings on salary reduction contributions may not be distributed for hardship). These limitations do not apply to withdrawals where Allstate New York is directed to transfer some or all of the Contract Value to another 403(b) plan.

CORPORATE AND SELF-EMPLOYED PENSION AND PROFIT SHARING PLANS

Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of tax favored retirement plans for employees. The Self-Employed Individuals Retirement Act of 1962, as amended, (commonly referred to as "H.R. 10" or "Keogh") permits self-employed individuals to establish tax favored retirement plans for themselves and their employees. Such retirement plans may permit the purchase of annuity contracts in order to provide benefits under the plans.

STATE AND LOCAL  GOVERNMENT AND TAX-EXEMPT  ORGANIZATION  DEFERRED  COMPENSATION
PLANS

Section 457 of the Code permits employees of state and local governments and tax-exempt organizations to defer a portion of their compensation without paying current taxes. The employees must be participants in an eligible deferred compensation plan. To the extent the Contracts are used in connection with an eligible plan, employees are considered general creditors of the employer and the employer as owner of the contract has the sole right to the proceeds of the contract. Generally, under the non-natural owner rules, such Contracts are not treated as annuity contracts for federal income tax purposes. Under these plans, contributions made for the benefit of the employees will not be includible in the employees' gross income until distributed from the plan. However, under a
Section 457 plan all the compensation deferred under the plan must remain solely the property of the employer, subject only to the claims of the employer's general creditors, until such time as made available to the employee or a beneficiary.


EXPERTS

The financial statements of Allstate New York as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 and the related financial statement schedule that appear in this Statement of Additional Information have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of the Variable Account as of December 31, 2001, and for each of the periods in the two years then ended that appear in this Statement of Additional Information have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

FINANCIAL STATEMENTS

The financial statements of the Variable Account as of December 31, 2001 and for each of the periods in the two years then ended, the financial statements of Allstate New York as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001, the related financial statement schedule and the accompanying Independent Auditors' Reports appear in the pages that follow. The financial statements and financial statement schedule of Allstate New York included herein should be considered only as bearing upon the ability of Allstate New York to meet its obligations under the Contracts.

                                     Part C

                                OTHER INFORMATION

24A. FINANCIAL STATEMENTS

Allstate Life Insurance Company of New York Financial Statements and Financial Schedule and Allstate Life of New York Separate Account A Financial Statements are to be filed by pre-effective amendment.

24B. EXHIBITS

Unless otherwise indicated, the following exhibits, which correspond to those required by Item 24(b) of Form N-4, are filed herewith:

(1) Resolution of the Board of Directors of Allstate Life Insurance Company of New York authorizing establishment of the Allstate Life of New York Separate Account A, (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registrant's Form N-4 Registration Statement (File No. 033-65381) dated April 30, 1999.)

(2)  Not Applicable

(3)  Form of Underwriting  Agreement  to be filed by pre-effective amendment.

(4)  (a) Form of  Contract  to be filed by pre-effective amendment

     (b) Form of Contract Rider to be filed by pre-effective amendment

(5)  Form of Application for a Contract  to be filed by pre-effective amendment

(6) (a) Restated Certificate of Incorporation of Allstate Life Insurance Company of New York(Previously filed in Depositor's Form 10-K, dated March 30, 1999 and incorporated herein by reference.)

     (b)Amended By-laws of Allstate Life Insurance Company of New York (Previously filed in Depositor's Form 10-K, dated March 30, 1999 and incorporated herein by reference.)

(7)  Not applicable

(8)  Form of Participation Agreement to be filed by pre-effective amendment

(9) Opinion of Michael J. Velotta, Vice President, Secretary and General Counsel of Allstate Life Insurance Company of New York filed herewith.

(10) (a) Independent Auditors' Consent to be filed by pre-effective amendment.

     (b) Consent of Bricker & Eckler LLP to be filed by pre-effective amendment.

(11) Not applicable

(12) Not applicable

(13) Computation of Performance Quotations to be filed by Pre-Effective amendment

(14) Not applicable

(99) (a) Powers of Attorney for Thomas J. Wilson, Vincent A. Fusco, Michael J. Velotta, Marla G. Friedman, Samuel J. Pilch, Casey J. Sylla, Marcia D. Alazraki, Cleveland Johnson, Jr., Kenneth R. O'Brien, John R. Raben, Jr., Sally A. Slacke and Patricia W. Wilson (Previously filed in Pre-Effective Amendment No. 1 to the Registration Statement contained in (File No. 333-93889) filed May 17, 2000).

(b) Powers of Attorney for Margaret G. Dyer, John C. Lounds, and J. Kevin McCarthy (Previously filed in Post-Effective Amendment No. 1 to the Registration Statement contained in (File No. 333-93889)dated October 2, 2000).

(c) Power of Attorney for Steven E. Shebik filed herewith.

25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

NAME AND PRINCIPAL                  POSITION AND OFFICE WITH
BUSINESS ADDRESS*                   DEPOSITOR OF THE ACCOUNT

Thomas J. Wilson, II                        Chairman of the Board and President, and Director (Principal
                                            Executive Officer)
Michael J. Velotta                          Vice President, Secretary, General Counsel and Director
Marcia D. Alazraki                          Director
Margaret G. Dyer                            Director
Marla G. Friedman                           Vice President and Director
Vincent A. Fusco                            Director
Karen C. Gardner                            Vice President
John R. Hunter                              Vice President
Cleveland Johnson, Jr.                      Director
John C. Lounds                              Director
J. Kevin McCarthy                           Director
Kenneth R. O'Brien                          Director
Samuel H. Pilch                             Controller (Principal Accounting Officer)
John R. Raben, Jr.                          Director
Steven E. Shebik                            Vice President and Director (Principal Financial Officer)
Sally A. Slacke                             Director
Casey J. Sylla                              Chief Investment Officer
Patricia W. Wilson                          Director
James P. Zils                               Treasurer
James J. Brazda                             Chief Administrative Officer
Vincent A. Fusco                            Chief Operations Officer (FVP)
D. Steven Boger                             Assistant Vice President
Patricia A. Coffey                          Assistant Vice President
Errol Cramer                                Assistant Vice President and Appointed Actuary
Dorothy E. Even                             Assistant Vice President
Douglas F. Gaer                             Assistant Vice President
Judith P. Greffin                           Assistant Vice President
Charles D. Mires                            Assistant Vice President
Barry S. Paul                               Assistant Vice President and Assistant Treasurer
Charles Salisbury                           Assistant Vice President
Linda L. Shumilas                           Assistant Vice President
Timothy N. Vander Pas                       Assistant Vice President
David A. Walsh                              Assistant Vice President
Patricia W. Wilson                          Assistant Vice President
Richard Zaharias                            Assistant Vice President
Joanne M. Derrig                            Assistant Secretary and Assistant General Counsel
Doris M. Bryant                             Assistant Secretary
Paul N. Kierig                              Assistant Secretary
Susan L. Lees                               Assistant Secretary
Mary J. McGinn                              Assistant Secretary
Roberta S. Asher                            Assistant Treasurer
Ralph A. Bergholtz                          Assistant Treasurer
Mark A. Bishop                              Assistant Treasurer
Robert B. Bodett                            Assistant Treasurer
Barbara S. Brown                            Assistant Treasurer
Rhonda Hopps                                Assistant Treasurer
Peter S. Horos                              Assistant Treasurer
Thomas C. Jensen                            Assistant Treasurer
David L. Kocourek                           Assistant Treasurer
Daniel C. Leimbach                          Assistant Treasurer
Beth K. Marder                              Assistant Treasurer
Jeffrey A. Mazer                            Assistant Treasurer
Ronald A. Mendel                            Assistant Treasurer
Stephen J. Stone                            Assistant Treasurer
Louise J. Walton                            Assistant Treasurer
Jerry D. Zinkula                            Assistant Treasurer

*The principal business address of Mr. Fusco is One Allstate Drive, P.O. Box 9095, Farmingville, New York 11738. The principal business address of Ms. Alazraki is 1675 Broadway, New York, New York, 10019. The principal business address of Mr. Johnson is 47 Doral Lane, Bay Shore, New York 11706. The principal business address of Mr. O'Brien is 165 E. Loines Avenue, Merrick, New York 11566. The principal business address of Mr. Raben is 60 Wall Street, 15th Floor, New York, New York 10260. The principal business address of Ms. Slacke is 8 John Way, Islandia, New York 11788. The principal business address of the other foregoing officers and directors is 3100 Sanders Road, Northbrook, Illinois 60062.

26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH DEPOSITOR OR REGISTRANT

Incorporated herein by reference to Annual Report on Form 10-K, filed by the Allstate Corporation on March 26, 2001 (File No. 1-11840).

27.  NOT APPLICABLE

28. INDEMNIFICATION

The by-laws of both Allstate Life Insurance Company of New York (Depositor) and ALFS, Inc. (Principal Underwriter), provide for the indemnification of its Directors, Officers and Controlling Persons, against expenses, judgments, fines and amounts paid in settlement as incurred by such person, if such person acted properly. No indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of a duty to the company, unless a court determines such person is entitled to such indemnity.

Insofar as indemnification for liability arising out of the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of is counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

29.    PRINCIPAL UNDERWRITER, ALFS, INC.

(a)The Registrant's principal underwriter acts as principal underwriter for each of the following investment companies:

Allstate Financial Advisors Separate Account I
Allstate Life Insurance Separate Account A
Allstate  Life of New York  Separate  Account A
Glenbrook  Life and Annuity Company  Separate Account A
Glenbrook Life and Annuity Company Variable Annuity Account
Glenbrook Life and Annuity Variable Account
Glenbrook Life Discover Variable Account A
Glenbrook Life Variable Life Separate Account A
Glenbrook Life Multi-Manager Variable Account
Glenbrook Life Scudder Variable Account A
Glenbrook Life AIM Variable Separate Account A
Lincoln Benefit Life Variable Annuity Account
Lincoln Benefit Life Variable Account
Charter National Variable Annuity Account
Charter National Variable Account
Intramerica Variable Annuity Account

(b)  The directors and officers of the principal underwriter are:


Name and Principal Business                 Positions and Officers
Address* of Each Such Person                with Underwriter


Thomas J. Wilson, II                        Director
Michael J. Velotta                          Secretary and Director
Marian Goll                                 Vice President, Treasurer and
                                            Controller, Financial Operations Principal
Brent H. Hamann                             Vice President
John R. Hunter                              President, Chief Executive Officer and Director
Andrea J. Schur                             Vice President
Lisa A. Burnell                             Assistant Vice President and Compliance Officer
Joanne M. Derrig                            Assistant General Counsel and Assistant Secretary
William F. Emmons                           Assistant Secretary
Susan L. Lees                               Assistant Secretary
Barry S. Paul                               Assistant Treasurer
James P. Zils                               Assistant Treasurer

*The principal business address of Mr. Emmons is 2940 South 84th Street, Lincoln, Nebraska 68506. The principal address of the other foregoing officers and directors is 3100 Sanders Road, Northbrook, Illinois 60062.
(c) Compensation of ALFS, Inc.

None

30. LOCATION OF ACCOUNTS AND RECORDS

The Depositor, Allstate Life Insurance Company of New York, is located at One Allstate Drive, P.O. Box 9095, Farmingville, New York 11738.

The Underwriter, ALFS, Inc. is located at 3100 Sanders Road, Northbrook, Illinois 60062.

Each company maintains those accounts and records required to be maintained pursuant to Section 31(a) of the Investment Company Act and the rules promulgated thereunder.

31. MANAGEMENT SERVICES

None

32. UNDERTAKINGS

The Registrant undertakes to file a post-effective amendment to the Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.
Registrant furthermore agrees to include either, as part of any prospectus or application to purchase a contract offered by the prospectus, a toll-free number that an applicant can call to request a Statement of Additional Information or a post card or similar written communication that the applicant can remove to send for a Statement of Additional Information. Finally, the Registrant agrees to deliver any Statement of Additional Information and any Financial Statements required to be made available under this Form N-4 promptly upon written or oral request.

33. REPRESENTATIONS PURSUANT TO SECTION 403(B) OF THE INTERNAL REVENUE CODE

Allstate Life Insurance Company of New York represents that it is relying upon a November 28, 1988 Securities and Exchange Commission no-action letter issued to the American Council of Life Insurance and that the provisions of paragraphs 1-4 of the no-action letter have been complied with.

34.  REPRESENTATION REGARDING CONTRACT EXPENSES

Allstate Life Insurance Company of New York represents that the fees and charges deducted under the Contracts described in this Registration Statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Allstate Life Insurance Company of New York under the Contracts. Allstate Life Insurance Company of New York bases its representation on its assessment of all of the facts and circumstances, including such relevant factors as: the nature and extent of such services, expenses and risks; the need for Allstate Life Insurance Company of New York to earn a profit; the degree to which the Contracts include innovative features; and the regulatory standards for exemptive relief under the Investment Company Act of 1940 used prior to October 1996, including the range of industry practice. This representation applies to all Contracts sold pursuant to this Registration Statement, including those sold on the terms specifically described in the prospectus(es) contained herein, or any variations therein, based on supplements, endorsements, or riders to any Contracts or prospectus(es), or otherwise.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Allstate Life of New York Separate Account A, certifies that it meets the requirements of Securities Act Rule 485(b) for effectiveness of this amended Registration Statement and has caused this amended Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, all in the Township of Northfield, State of Illinois, on the 1st day of February, 2002.



                  ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A
                                  (REGISTRANT)

                     BY: ALLSTATE LIFE INSURANCE COMPANY OF
                                    NEW YORK
                                   (DEPOSITOR)

                            By: /s/MICHAEL J. VELOTTA
                             ----------------------
                               Michael J. Velotta
                          Vice President, Secretary and

                                 General Counsel

As required by the Securities Act of 1933, this amended Registration Statement has been duly signed below by the following Directors and Officers of Allstate Life Insurance Company of New York on the 1st day of February, 2002

*/THOMAS J. WILSON, II                     Chairman of the Board,
----------------------                     President and Director
Thomas J. Wilson, II                       (Principal Executive Officer)

/s/ MICHAEL J. VELOTTA                     Vice President, Secretary,
----------------------                     General Counsel and Director
Michael J. Velotta

*/SAMUEL H. PILCH                          Controller
------------------                         (Principal Accounting Officer)
Samuel H. Pilch

*/MARCIA D. ALAZRAKI                        Director
--------------------
Marcia D. Alazraki

*/MARGARET G. DYER                          Director
-------------------
Margaret G. Dyer

*/MARLA G. FRIEDMAN                         Director and Vice President
-------------------
Marla G. Friedman

*/VINCENT A. FUSCO                          Director and Chief
------------------                            Operations Officer
Vincent A. Fusco

*/CLEVELAND JOHNSON, JR.                    Director
-----------------------
Cleveland Johnson, Jr.

*/JOHN C. LOUNDS                            Director
----------------
John C. Lounds

*/J. KEVIN MCCARTHY                         Director
-------------------
J. Kevin McCarthy

*/KENNETH R. O'BRIEN                        Director
--------------------
Kenneth R. O'Brien

*/JOHN R. RABEN, JR.                        Director
--------------------
John R. Raben, Jr.

*/SALLY A. SLACKE                           Director
-----------------
Sally A. Slacke

*/STEVEN E. SHEBIK                          Director and Vice President
-------------------                         (Principal Financial Officer)
Steven E. Shebik

*/PATRICIA W. WILSON                        Director and Assistant Vice
--------------------                        President
Patricia W. Wilson


*/By Michael J. Velotta, pursuant to Power of Attorney, previously filed.

                                Exhibit Index


(9)     Opinion of Michael J. Velotta

(99)(c) Power of Attorney for Steven E. Shebik